                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-33994

PROSPECTUS


                             EBASEONE CORPORATION

                 RESALE OF 458,105 SHARES OF COMMON STOCK

     This prospectus relates to the resale of shares of our common stock by the stockholders listed on page 64, which is not being underwritten. We will not receive any proceeds from the sale of these shares.

     Our common stock trades on the OTC Electronic Bulletin Board under the symbol EBAS. On March 31, 2000, the last reported bid price of our common stock was $6.66.

     THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. WE URGE YOU TO READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 ALONG WITH THE REST OF THIS PROSPECTUS BEFORE YOU MAKE YOUR INVESTMENT DECISION.

     Neither the SEC nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          ___________________________


              The date of this prospectus is April 18, 2000

                               TABLE OF CONTENTS

                                                                            PAGE

Prospectus Summary........................................................     3
Risk Factors..............................................................     6
Use of Proceeds...........................................................    13
Price Range of Common Stock...............................................    13
Dividend Policy...........................................................    14
Selected Financial Data...................................................    15
Management Discussion and Analysis of Financial Condition and Results
  of Operations...........................................................    16
Business..................................................................    28
Management................................................................    44
Certain Relationships and Related Transactions............................    55
Principal Stockholders....................................................    56
Description of Capital Stock..............................................    58
Shares Available for Future Sale..........................................    63
Selling Stockholders......................................................    65
Plan of Distribution......................................................    68
Experts...................................................................    70
Legal Matters.............................................................    70
Where You Can Find More Information.......................................    70
Financial Statements......................................................   F-1

                              PROSPECTUS SUMMARY

     This summary highlights selected information contained in this prospectus. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors beginning on page 6 and the financial statements. Unless otherwise indicated, this prospectus assumes that no outstanding options or warrants are exercised.

                             ebaseOne Corporation

     We are an application service provider, or ASP. We currently support two ASP offerings, OneServ(SM) for the small and medium sized business market and CorServ(SM) for independent software vendors and other third party software providers.

     In today's fast paced and competitive business environment, we believe it is essential for small and medium sized businesses to utilize leading packaged software solutions and Internet-based technology to compete. However, we believe these solutions are often too expensive for many small and medium sized businesses.

     Through our OneServ(SM) offering, we provide an integrated and comprehensive solution of leading packaged software applications hosted in a high quality data center all for a flat monthly fee.

     Through our CorServ(SM) offering, we provide state-of-the-art server technology, technical infrastructure and network connectivity for independent software vendors and systems integrators to host their applications and to allow their customers to access them through our high-speed fiber optics network.

     We began offering our ASP services in November 1999. Before November 1999, our revenue came from our software application reseller business provided by Prime Net, our subsidiary.

     We maintain a web site at www.ebaseone.com. Information contained on our web site is not part of this prospectus. Our principal executive offices are located at 6060 Richmond, Houston, Texas 77057, and our telephone number is
(713) 975-8700. All references to we, our, or us refer to ebaseOne Corporation, a Delaware corporation, and our subsidiaries.

                                 THE OFFERING

Common stock outstanding             38,039,133 shares.

Common stock to be offered by
our selling stockholders.........    458,105 shares, including 71,428
                                     shares underlying warrants.

Market for our common stock......    Our common stock currently trades on the
                                     OTC Bulletin Board under the symbol EBAS.
                                     The market for our common stock is highly volatile. We can provide no assurance that there will be a market in the future for our common stock.

                             SUMMARY FINANCIAL DATA

     The following table contains historical and operating data of ebaseOne:

       . for the three fiscal years ended September 30, which is derived from our consolidated audited financial statements; and

       . for the three month period ended December 31, 1999, which is derived from our unaudited financial statements.

     This data is in the thousands of dollars, except for per share amounts.

                                                                         Three Months Ended
                                           Year Ended September 30,          December 31,
                                         -----------------------------   --------------------
                                          1999       1998       1997       1999        1998
                                         ------    --------   --------   ---------   --------
STATEMENT OF OPERATIONS DATA:

Revenues........................          $   654    $   684    $    65     $   236    $   189
Operating Expenses..............            3,966      1,139        281       3,189        344
Net Loss........................           (3,459)      (472)      (225)     (2,967)      (161)
Loss Per Share - Basic
and Diluted.....................            $(.13)     $(.03)     $(.02)      $(.08)   $  (.01)
Weighted Average Shares
Outstanding Basic and Diluted...           26,967     15,660     12,608      36,442     21,642


                                                As of September 30,              As of
                                         -------------------------------     December 31,
                                           1999       1998         1997          1999
                                         -------     -------    --------       ---------
BALANCE SHEET DATA:

Working Capital (Deficit).......           (458)        66         (15)         4,515
Total Assets....................            701        371          97          5,340
Stockholders' Equity (Deficit)..           (524)       121          14          4,613

Revenues for the year ended September 30, 1999 and for the quarter ended December 31, 1999 were derived from our non-ASP services.

                                  RISK FACTORS

BECAUSE WE HAVE A LIMITED OPERATING HISTORY AS AN ASP, OUR FUTURE SUCCESS IS UNCERTAIN.

     We have a limited operating history for you to analyze or to aid you in making an informed judgement concerning the merits of an investment in our securities. To date, substantially all of our revenue generating activities have been derived from Prime Net's business. Although we have begun to implement our ASP business strategy, we have to date conducted limited ASP revenue generating operations. Therefore, we can provide no assurance that we will be able to generate revenue from our proposed ASP operations.

WE EXPECT TO CONTINUE TO HAVE LOSSES AND WE MAY NEVER BECOME PROFITABLE.

     Since inception, we have experienced operating losses for each quarterly and annual period. We cannot assure you that we will ever achieve profitability or, if we ever achieve profitability, that it will be sustainable. For the year ended September 30, 1999, we had net losses of $3,458,657. For the quarter ended December 31, 1999, we had net losses of $2,966,829.

     We anticipate increased expenses as we continue to:

        .  expand and improve our infrastructure;

        .  invest in additional applications;

        .  expand our sales and marketing efforts; and

        .  pursue additional industry relationships.

     As an early-stage company, we do not have the operating experience to estimate what the extent of these expenditures will be at this time, but they will increase as we expand. As a result, we expect to incur operating losses for at least the fiscal year ending September 30, 2000. Due to our issuance of below market securities to our management as part of their compensation, we expect to record up to $9,500,000 of non-cash compensation charges during the periods ending November 2001. While these charges do not result from operations, they will be reflected as a net loss.

IF WE CANNOT RAISE MORE CAPITAL BY AUGUST 2000, WE WILL NEED TO CURTAIL OPERATIONS OR CEASE BUSINESS. WE HAVE NO COMMITMENTS FOR MORE CAPITAL AT THIS TIME.

     To execute our business strategy, we will require more capital than we currently have or have commitments to receive. Our failure to obtain additional capital may result in our curtailing operations or ceasing to conduct business.

     In October and November 1999, we raised $8,966,000 through the sale of securities, of which $3 million was funded in February 2000. We estimate that we will have sufficient cash to fund operations until August 2000.

     After August 2000, we will be required to seek additional capital to continue to fund our operations. Since we currently have no credit facilities, we will need additional equity capital to fund our operations and finance our growth, and we may not be able to obtain it on terms acceptable to us, or at all.

WE ONLY HAVE A FEW ASP CUSTOMERS AND WE WILL NEED TO SIGN CONTRACTS WITH MANY ADDITIONAL CUSTOMERS IF WE INTEND TO BECOME PROFITABLE IN THE FUTURE.

     We began our ASP operations in November 1999, and as of January 25, 2000, we had signed a total of three contracts with customers to provide ASP services. As we have just begun to market our ASP services, we believe that we will increase our customer base in the future. However, the ASP market is extremely competitive and we may not be able to increase our customer base at a sufficient rate to fund operations.

YOU SHOULD RELY ONLY ON THIS PROSPECTUS IN MAKING AN INVESTMENT DECISION. YOU SHOULD NOT CONSIDER ANY OTHER STATEMENTS OR PROJECTIONS MADE BY US WITHOUT CAREFULLY CONSIDERING THE RISKS AND INFORMATION CONTAINED IN THIS PROSPECTUS.

     In two interviews in an Internet periodical and on the "Message from the CEO" section of our web site, our chief executive officer predicted our revenues would be $500,000 in 1999, $12 million in 2000, and $75 million in 2001. He also predicted that we would have 200 customers by the end of 2000 and that we would be a $1 billion company in four years.

     These projections are based upon a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies. These projections were not prepared with a view toward compliance with published guidelines of the SEC, the American Institute of Certified Public Accountants, or generally accepted accounting principles. No independent accountants have expressed an opinion or any other form of assurance on these projections.

     Projections are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results. We also have a very limited operating history from which to derive financial projections.
Therefore, actual results during the periods covered will vary from the financial projections, and the variations may be material and adverse. For these reasons, you should only consider these projections after carefully evaluating all of the information in this prospectus, including the risks described in this section and throughout this prospectus.

     We have received, and may continue to receive, media coverage, including coverage that is not directly attributable to statements made by our officers and employees. We have not confirmed, endorsed, or adopted any statements that were not directly made by us and confirmed in this prospectus. To the extent any statements are inconsistent with, or conflict with, the information contained in this prospectus, or relate to information not contained in this prospectus, they are disclaimed by us.

WE WILL DEPEND ON THIRD PARTIES TO PROVIDE US WITH KEY COMPONENTS OF OUR INFRASTRUCTURE.

     We will depend on other companies to supply key components of the telecommunications and computer equipment, telecommunication services, and software, which we will use to provide ASP services. Any failure to obtain needed products or services in a timely fashion and at an acceptable cost could have a material adverse effect on our business. Moreover, a disruption in telecommunications capacity, which is provided by third parties, could prevent us from maintaining the standard of service that we commit to with our clients, which may cause us to credit clients' accounts, which would reduce our revenues.

     Although we have not experienced any significant hardware delivery or network failures, these failures have occurred in the technology industry. For example, some computer models have, at times, been placed on back-order due to component shortages or unanticipated demand in the marketplace. In addition, although we have not been affected by a network outage, major network outages have occurred in the past. Were this type of outage to affect us, we may not be able to deliver an adequate level of service to our customers.

OUR ABILITY TO PROVIDE ASP SERVICES DEPENDS ON STRATEGIC RELATIONSHIPS WITH SOFTWARE VENDORS THAT WE MAY NOT BE ABLE TO OBTAIN OR MAINTAIN.

     Our ability to provide cost efficient and reliable ASP services to our clients is key to our business strategy. We will derive revenues from projects in which we customize, implement, or host software applications developed by a variety of software vendors. We have and are in the process of entering into software licensing agreements with these software vendors. All the agreements may be terminated upon a breach of the agreement. We cannot be sure that any of our agreements with software vendors will be renewed in the future. If any of these agreements are terminated, not renewed, or we cannot continue to use the software for any reason, we may have to discontinue services or delay their introduction unless we can find, license, and package comparable software. In addition, if we were able to obtain similar software products, the terms of the agreement may not be favorable, or our clients may not accept comparable software products as substitutes.

     Not only is our success dependent upon the continued popularity of the product offerings of our current vendors, it is also dependent on our ability to establish relationships with new vendors in the future. As new software applications are released, if we are unable to enter into agreements with these software vendors, we may be unable to compete in the ASP market.

WE DEPEND ON KEY PERSONNEL IN AN INDUSTRY THAT HAS A SHORTAGE OF QUALIFIED PERSONNEL.

     Our success is substantially dependent on the continued service and performance of our senior management and key personnel. The loss of the services of any of our key management could have a negative effect on our business. If we do lose any of these people, we will be required to hire new employees, which is time consuming and may not be possible due to the shortage of qualified personnel in our industry. In addition, we do not maintain life insurance policies for any key personnel. Our future success also depends on our ability to attract, hire, and retain other highly skilled personnel. Competition for personnel in our industry is intense, and we may not be able to successfully attract, assimilate, or retain qualified personnel.

OUR HARDWARE MAY BE DAMAGED, EITHER PHYSICALLY OR THROUGH COMPUTER VIRUSES.

     Our success largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Our hardware, located in a leased facility in Houston, Texas, is vulnerable to:

        .  computer viruses;

        .  electronic break-ins; and

        . physical vulnerability to damage or interruption from fire, long-term power loss, and telecommunications failures.

     These events could lead to delays, loss of data, or interruptions in service which could subject us to liability and harm our reputation. We do not presently have a disaster recovery plan, and do not expect to formulate and complete a disaster recovery plan until the second quarter of our current fiscal year.

THE SERVICES WE PROVIDE TO OUR CLIENTS ARE CRITICAL TO THEIR BUSINESS AND OUR FAILURE TO DELIVER ERROR-FREE SERVICES COULD RESULT IN LOSSES AND SUBSTANTIAL LIABILITY.

     The application hosting services we provide our clients are critical to their businesses. Any defects or errors in our services or any failure to meet clients' expectations could result in:

        .  delayed or lost revenues due to adverse client reaction;

        . requirements to provide additional services to a client at no charge; and

        . limited credits of monthly application hosting fees for failure to meet service level obligations.

     In addition, we currently do not have any business liability insurance to compensate for any losses, claims, or damage that may arise from our business operations.

WE ARE EXPANDING OUR BUSINESS, WHICH WILL PLACE A SEVERE STRAIN ON OUR LIMITED RESOURCES.

     We expect to expand our operations, and anticipate that further significant expansion will be required to address potential growth in our customer base and market opportunities. This expansion may place a significant strain on our limited resources. We expect to hire new employees, expand our network of data centers, and increase our infrastructure.

LACK OF DEMAND FOR APPLICATION HOSTING SERVICES, A NEW AND EVOLVING INDUSTRY, WILL HARM OUR FINANCIAL CONDITION.

      Our ability to increase revenues and achieve profitability depends on the increased demand and acceptance of application hosting services by small and medium-sized businesses. The market for these services has only begun to develop and is evolving rapidly. We believe that many potential clients are not currently aware of the advantages of outsourcing information technology services. However, it is possible that these solutions may never achieve market acceptance. If the market for our services does not grow, or grows less rapidly than we currently anticipate, our revenues will suffer, and we may not achieve profitability.

OUR MARKET IS EXTREMELY COMPETITIVE AND MANY OF OUR COMPETITORS HAVE GREATER MARKET PRESENCE AND RESOURCES THAN WE HAVE.

     The market for application hosting services is new, rapidly evolving, and highly competitive, and we expect this trend to continue and intensify in the future. Any failure to enhance our competitive position, both regionally and nationally, will limit our ability to increase our market share. Most of our competitors are substantially larger than us, serve larger markets, and have much greater financial and personnel resources. Furthermore, many of our competitors have well established and experienced marketing and sales capabilities and greater name recognition than we have. As a result, our competitors may be in a stronger position to respond quickly to new or emerging technologies and changes in client requirements.

WE HAVE RESERVED A SIGNIFICANT NUMBER OF SHARES OF OUR COMMON STOCK FOR ISSUANCE UPON THE EXERCISE OF WARRANTS AND OPTIONS. THE ISSUANCE OF THESE SHARES WILL HAVE A DILUTIVE EFFECT ON OUR COMMON STOCK AND MAY LOWER OUR STOCK PRICE.

     We have reserved a large number of shares to be issued on the exercise of options and warrants. The majority of the options and warrants have exercise prices that are below our current market price. The issuance of these shares will dilute our common stock and may hurt our stock price.

     As of March 31, 2000, we have reserved 25,682,186 shares of common stock for issuance on the exercise of: (a) outstanding warrants and (b) options issued outside of our stock option plan. The warrants and options have exercise prices ranging from $0.125 to $5.18 per share and expire between November 2000 and August 2006.

     In addition, as of March 31, 2000, we have reserved 5,000,000 shares of common stock for issuance under our stock option plan. Under our stock option plan, we have issued options to purchase 2,314,450 shares at exercise prices ranging from $0.25 to $8.41 per share, which expire between April 2009 and March 2010.

     In addition to the above warrants, as part of our November 1999 financing in which we raised $9 million, we issued to each investor a two-year adjustable warrant that vests and becomes exercisable after February 15, 2000 if our common stock is trading below $5.31 per share. The purchase price is $.001 per share and the number of shares underlying the adjustable warrants is based on the market price of our common stock, and cannot be determined at this time. We may cancel the adjustable warrants for any future vesting if our stock price is at least $8.64 per share for 20 consecutive trading days following the effective date of this registration statement. We have included 1,984 shares underlying the adjustable warrants in this registration statement. This amount is our good faith estimate of the number of shares that we believe will need to be issued under the adjustable warrants at this time. We may be required to issue more shares. If we are required to issue additional shares, we will be required to file an additional registration statement for those shares, a process which is costly and time consuming. In addition, since we may need to issue an indeterminate number of shares, this adjustable warrant may have a substantial dilutive effect on our common stock.

FUTURE SALES OF OUR STOCK COULD CAUSE OUR STOCK PRICE TO FALL.

     As of March 31, 2000, we had issued 38,039,133 shares of common stock. In May 2000, most of our shares of common stock will be freely tradeable, subject to Rule 144. However, 15,741,958 of these shares are subject to a lock-up agreement expiring in November 2000. After November 2000, these shares will also become freely tradeable subject to Rule 144. As the restrictions on resale end and these shares are sold into the market, the price of our common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

OUR STOCK PRICE IS VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT THE PRICE YOU PAID.

     The market for our securities is highly volatile. The closing price of our common stock has fluctuated between $0.39 and $16.9375 per share since June 11, 1999, the date our common stock began trading on the OTC Bulletin Board as ebaseOne Corporation under the symbol EBAS. The stock markets have in general, and technology companies in particular, experienced extreme stock price volatility. It is likely that the price of our common stock will continue to fluctuate widely in the future.

WE HAVE NET OPERATING LOSS CARRYFORWARDS THAT MAY EXPIRE BEFORE WE GET THE OPPORTUNITY TO USE THEM.

     As of September 30, 1999, we had $2,708,000 in net operating loss carryforwards. Although these losses do not begin to expire until 2009, we may be greatly limited in our use of these carryforwards due to IRS regulations that limit the use of carryforwards after a change of control. We have not done an analysis of the possible use of any carryforwards, or to determine if we have already experienced a change of control, but you should assume that any use will be greatly limited.


A NOTE ABOUT THE FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS

     Some of the statements contained in this prospectus discuss future expectations, contain projections of results of operations or financial condition, or state other forward-looking information. These statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. Important factors that may cause actual results to differ from projections include:

     . the success or failure of our efforts to execute our business strategy;

     . our ability to raise sufficient capital to meet operating requirements;

     . the uncertainty of demand for our ASP services;

     .  our ability to protect our intellectual property rights;

     .  our ability to compete with major established companies;

     .  our ability to attract and retain quality employees; and

     .  other risks which may be described in future filings with the SEC.

We do not promise to update forward-looking information to reflect actual results or changes in assumptions that could affect those statements.

                                USE OF PROCEEDS

     We will not receive any proceeds from the resale of the common stock offered under this prospectus. We will receive the proceeds from the exercise of the warrants discussed in this prospectus. We intend to utilize any proceeds for general corporate purposes.

                          PRICE RANGE OF COMMON STOCK

     Since June 21, 1999, our common stock has traded on the OTC Electronic Bulletin Board under the symbol EBAS. Before that time, our stock traded under the symbol NRSK. The market for our common stock is highly volatile. As of November 12, 1999, there were approximately 306 holders of record of our common stock. On March 31, 2000, the closing price of our common stock was $6.66 per share.

     The following table provides the range of high and low bid information of our common stock for the last two fiscal years as reflected by the OTC Electronic Bulletin Board. The quotations reflect inter-dealer prices, without retail mark up, mark down or commission, and may not represent actual transactions.



FISCAL 2000                     HIGH                  LOW
-----------                     ----                  ---

       1st Quarter            $16.9375             $2.0156


FISCAL 1999                     HIGH                  LOW
-----------                     ----                  ---

       1st Quarter            $ 0.125              $ 0.125

       2nd Quarter            $  0.50              $ 0.125

       3rd Quarter            $1.1875              $0.5313

       4th Quarter            $3.9688              $  0.39

FISCAL 1998                     HIGH                  LOW
-----------                     ----                  ---

       1st Quarter            $  4.00              $  2.00

       2nd Quarter            $  3.25              $  2.25

       3rd Quarter            $  4.00              $  1.00

       4th Quarter            $0.4375              $  0.25

                                DIVIDEND POLICY

      We have not declared or paid cash dividends on our common stock to date. Our current policy is to retain earnings, if any, to provide funds for operating and expansion of our business. This policy will be reviewed by our board of directors from time to time in light of our earnings and financial position.

                            SELECTED FINANCIAL DATA

        The following table displays historical consolidated financial and operating data of ebaseOne:

        . for each of the three fiscal years ended September 30, 1999, which was derived from our consolidated audited financial statements;

        . for each of the two fiscal years ended September 30, 1996, which was derived from unaudited financial statements of ebaseOne; and

        . for the three-month periods ended December 31, 1999 and 1998, which was derived from unaudited financial statements of ebaseOne.

        In our opinion, the unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial data for these periods. This data should be read in conjunction with our consolidated financial statements, including the notes that are part of the consolidated financial statement, and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included in this prospectus. These historical results are not necessarily indicative of results to be expected for any future period.

                                                                                               Three Months Ended
                                                        Years Ended September 30                   December 31
                                            ---------------------------------------------        ---------------
                                            1999      1998      1997      1996       1995        1999       1998
                                            ----      ----      ----      ----       ----        ----       ----
                                                                                                   (unaudited)
                                                          (In thousands, except per share amounts)
Statement of Operations Data:

Revenues
Product Sales........................     $   449    $  362    $   15    $    0     $     0     $   206     $   136
Service Revenue......................     $   205    $  322    $   50    $  133     $   146     $    31     $    53
Costs of Goods Sold--Products........         357       221        18         0           0         109          97
Compensation--Technical Staff........         316       218        10        38          39         162          67
General and Administrative Expenses..       3,293       700       253        91          99       2,918         179
Net Income (Loss)....................      (3,459)     (472)     (225)        4         (16)     (2,967)       (160)
Loss Per Share-Basic and Diluted.....     $  (.13)   $ (.03)   $ (.02)                          $  (.08)    $  (.01)
Weighted Average Shares Outstanding
 -- Basic and Diluted................      26,967    15,660    12,608     1,039         701      36,442      21,642

Balance Sheet Data:

Working Capital (Deficit)............     $  (458)   $   66    $  (15)   $  103      $    4     $ 4,515     $   (81)
Total Assets.........................         701       371        97       189          81       5,340         267
Stockholders' Equity (Deficit).......        (524)      121        14       121          28       4,613         (40)

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     We are an ASP, offering an integrated solution that provides clients the ability to use leading business software applications through an international high-speed network connected to the Internet. Since June 1999, we have devoted substantially all of our efforts to:

     .    developing our network infrastructure;

     .    recruiting and training personnel;

     . establishing strategic business partnerships with application software providers; and

     .    raising capital.

     We began providing ASP services in November 1999 and as of January 25, 2000 had entered into three contracts to provide ASP services. We have incurred a cumulative net loss since inception, and at December 31, 1999, we had an accumulated deficit of approximately $7,123,684. We expect to incur additional losses during the current fiscal year, due primarily to additional early-stage costs related to:

      .   the continued expansion of our service lines;

      . the continued expansion of our facilities and our sales, technical, and administrative staff; and

      . non-cash compensation charges related to our issuance of securities to our management at below market prices.

     The operating losses incurred since our inception raise substantial doubt about our ability to meet future expected expenditures necessary to fully develop our business strategy and to continue as a going concern. Our independent auditors have issued an explanatory paragraph in their opinion in our financial statements for the year ended September 30, 1999 about the uncertainty concerning our ability to continue as a going concern. Our plan to address this uncertainty is discussed in the "Plan of operations for fiscal year 2000" section below.

     We currently have two non-operating subsidiaries: Synoptech Solutions Group, Inc., a Nevada corporation and Prime Net Corporation, a Texas corporation. In May 1999, we acquired substantially all of the outstanding capital stock of Synoptech Solutions. In September 1998, Synoptech Solutions acquired substantially all of the outstanding capital stock of Prime Net.

     Prime Net specialized in providing computer-based solutions for small and medium-sized businesses as a software application reseller. As Synoptech Solutions has no business operations, we acquired it to obtain many of Prime Net's sales and technical personnel, which we believed would aid us in establishing our ASP services. In November 1999, we completed the consolidation of Prime Net's business operations into ebaseOne. Although we have continued Prime Net's former business operations, we do not intend the operations to be a material portion of our ongoing operations. As we only began conducting our ASP operations in November 1999, Prime Net's former business operations have accounted for substantially all of our revenues. We intend to merge Synoptech Solutions and Prime Net into ebaseOne in the future since they conduct no substantial operations.

     We currently have no exposure to foreign currency exchange rate fluctuations, since we have no foreign operations. If we initiate future foreign operations, we will seek to minimize our exposure to foreign currency exchange rate fluctuations by requesting that our customers purchase our products in United States dollars or by entering into transactions to attempt to hedge some of the risks of foreign currency exchange rate fluctuations.

SIGNIFICANT ACCOUNTING POLICIES

     Revenue

     We expect that future revenue will be generated primarily from the delivery of our ASP services, and to a lesser extent from our operations related to Prime Net's former operations.

     ASP services consist of providing or hosting software and other related services through our data center for a flat monthly fee over the term of the underlying contract. We do not sell software licenses. Revenue from our ASP services will be recognized on the straight-line method beginning with the first month in which we begin providing the services required under the contract.

     Historical revenues for the three years ended September 30, 1999, as well as for the quarter ended December 31, 1999, consisted of training and installation services relating primarily to software products sold during those years and sales of packaged software. Packaged software sales during the years ended September 30, 1999, 1998, and 1997 consisted primarily of sales of two products: (1) Tivoli IT Director and (2) SalesLogix.

     We are a value added reseller of the Tivoli and SalesLogix products. Other value added resellers carry and install the Tivoli and SalesLogix products, including value added resellers in Houston, Texas. It would be unusual for us to sell the Tivoli and SalesLogix products without the related installation services. However, a customer could buy the products from us and use another value added reseller for the installation.

     Neither product carries a significant degree of risk or unique acceptance criteria. However, the risk is higher for projects requiring customization of the SalesLogix product. For that reason, the SalesLogix product is not considered off-the-shelf, as defined in statement of position 97-2, when customization is required.

     We have sold and installed the SalesLogix product on 19 occasions since November 1997 and the Tivoli product on 13 occasions since August 1998. We believe we are an experienced provider of these services.

     The Tivoli product is considered off-the-shelf because we never customize the software. The service revenue component consists of:

     .   implementation planning and implementation services;

     .   loading of the software;

     .   training of customer personnel;

     .   running tests; and

     . on rare occasions, assisting in the development and documentation of procedures.

Installation of the software does not require building custom interfaces for the software to be functional. All of the license fee and 50% of the service fee is generally due and payable upon signing the contract. The remaining service fee is generally due upon completion of the installation. Realization of the license is not affected by customer acceptance criteria.

     The SalesLogix product is considered off-the-shelf unless the project calls for customizing the software. For projects that do not require customization of the SalesLogix product, we provide:

     .   implementation planning and implementation services;

     .   loading of software;

     .   training of customer personnel;

     .   data conversion;

     .   building simple interfaces;

     .   running tests; and

     .   assisting in the development and documentation of procedures.

All of the license fee and 50% of the service fee is generally due and payable upon signing the contract. The remaining service fee is generally due upon completion of the installation. Realization of the license is not affected by customer acceptance criteria.

     As previously indicated, we sell both software considered to be off the shelf, as defined by statement of position 97-2, and software that is not considered to be off the shelf. Revenue from the sale of off the shelf software is recognized upon delivery, provided, persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectibility is probable.

To the extent software is sold with implementation and training services, the revenue from both the sale of the software and the related services are recognized on the percentage of completion method of accounting.

     We believe our revenue recognition policies for our ASP services and our value added reseller products and services comply with Statement of Position 97-2, Software Revenue Recognition.

     Non-Cash Compensation Charges Resulting from Below Market Securities Issued

     For the fiscal year ended September 30, 1999, we incurred non-cash compensation charges of $1,535,608. Of this amount, $1,507,962 of non-cash compensation charge relates to below market issuance of securities to investors, consultants, professional service providers, non-technical employees and management, with the balance relating to issuance of below-market securities to technical employees. For the quarter ended December 31, 1999, we incurred non-cash compensation charges of $1,956,535. Of this amount, $1,913,254 of non-cash compensation charge relates to below market issuance of securities to non-technical employees and management, with the balance relating to issuance of below-market securities to technical employees. As a result of vesting schedules for some warrants issued to management, up to $9,500,000 of non-cash compensation charges will be recorded as a general and administrative expense during the periods ending September 30, 2000 and 2001.

     Some of the warrants vest upon our achieving performance goals, either as a result of achieving specific revenues or common stock prices. As a result, we cannot predict the periods in which the deferred compensation expense relating to these management warrants will be expensed. The magnitude of these charges will likely result in us reporting very large operating losses for fiscal 2000 and 2001.

     Capitalization of Costs and Expenses of ASP Services

     We will incur up-front costs related to the delivery of our ASP services. The costs to operate our network and data centers will be recognized as period costs. Costs related to the acquisition of hardware will be capitalized and depreciated over the estimated useful life of the hardware. Costs related to the acquisition of software licenses, as well as the costs related to the customization and implementation of the software will be capitalized and amortized over either:

     . the shorter of the useful life of the license or the term of the license agreement, or

     . the term of the individual client contract, depending on the nature of the software license agreement.

     Amortization will be based on current and future revenue from each product, but will not be less than that computed on a straight-line basis over the remaining useful life. Direct costs related to the integration of software applications for a client on our network will be capitalized and amortized over the contract period.

     Concentration of Credit Risk

     Financial instruments which potentially expose us to concentrations of credit risk consist primarily of accounts receivable. We do not believe a significant credit risk exists at December 31, 1999. We maintain deposits in banks which exceed, at times, the federal deposit insurance available. We periodically assess the financial condition of the institutions and believe that any possible deposit loss is minimal.

RESULTS OF OPERATIONS

     The results of operations for the three years ended September 30, 1999, 1998 and 1997, as well as for the quarter ended December 31, 1999, are based on the former business operations of Prime Net, and do not reflect our new ASP business operations. In view of the rapidly changing nature of our business, our recent entrance into the ASP market, and our limited operating history, we believe that period to period comparisons of our revenue and operating results are not necessarily meaningful and should not be relied upon as indications of our future performance.

QUARTER ENDED DECEMBER 31, 1999 COMPARED TO THE QUARTER ENDED DECEMBER 31, 1998

     Revenues

     Total revenues for the quarter ended December 31, 1999 was $236,463, compared to $188,582 for the quarter ended December 31, 1998. Product sales increased from $135,578 to $205,928, or 52%. For the quarter ended December 31, 1999, service revenues decreased to $30,535 from $53,004, during the quarter ended December 31, 1998, or 42%. The reason that product sales increased and service revenue decreased was that a larger component of the total revenues during this period was related to products sales versus service revenues.

     Operating Expenses

     Cost of goods sold-products.   For the quarter ended December 31, 1999,
cost of goods sold-products increased to $108,689 from $97,450 during the quarter ended December 31, 1998, which corresponds to increased product sales. Our gross profit margin for products sold increased to 47% for the quarter ended December 31, 1999 from 28% for the quarter ended December 31, 1998. We believe this increase was due to reduced software costs and volume discounts obtained from our vendors.

     Compensation-technical staff.   For the quarter ended December 31, 1999,
the compensation to technical staff increased to $161,751 from $67,327 during the quarter ended

December 31, 1998. The increase of 140% was primarily attributable to additional employees added to our technical staff and to non-cash compensation charges of $43,281 during the quarter. The non-cash compensation charges arose from securities issued to technical employees with exercise prices below quoted market prices. Our technical staff increased primarily as a result of building the foundation for our ASP services. During the three month period ended December 31, 1998 and 1999, for accounting purposes, all of the compensation incurred by our technical staff was recorded as compensation-technical staff, regardless of whether they were performing billable services to clients or working on developing our ASP business.

     While we do not believe it is meaningful to track costs of sales for service revenues, we do track billable hours based upon the time involved to complete the project. Work orders are prepared and signed by both our engineers and clients at the end of each day. These work orders reflect the hours incurred by our professionals and the services performed. By signing the work order the client is agreeing that the services were provided in conformity with the scope of work defined in the related proposal. Our management team reviews the work orders regularly to determine whether the hours incurred and services provided differ from the hours and scope specified in related proposal.

     General and Administrative Expenses

     For the quarter ended December 31, 1999, general and administrative expenses increased to $2,918,696 from $179,663 during the quarter ended December 31, 1998, an increase of $2,739,033. The primary portions of the increase are discussed below:

     . A non-cash compensation charge of $1,913,254 resulting from securities issued to consultants and management employees with exercise prices below quoted market prices. There is no corresponding charge in the prior period.

     . A $204,153 increase in salaries, or 224%. The increase is attributable to an increase in employees from 11 to 40 during the period.

     . A $214,348 increase in legal and accounting fees, or 1,953%. The increase is attributable to our filing of this registration statement, auditing and accounting fees, reviewing quarterly activity, and an increase in our general business activity.

     . A $45,081 increase in recruiting fees, or 100%. The increase is attributable to the hiring of executives and other professionals with knowledge and experience in the high-tech industry.

     . A $15,823 increase in advertising, or 337%. This increase is due to our deployment of the ASP model.

     Net Loss

     For the quarter ended December 31, 1999, our net loss increased to $2,966,829 from $160,704 during the quarter ended December 31, 1998. The increase was primarily attributable to the increase in general and administrative expenses.

     Cash Flow

     The net cash used in operating activities during the three months ended December 31,

1999 increased to $1,303,307 from $105,970 in the comparable period ended December 31, 1998. This increase was primarily attributable to increased net operating losses during the three months ended December 31, 1999, off-set by issuing our securities for services.

     Net cash used in investing activities was $86,982 for the three months ended December 31, 1999 compared to $57,055 for the three months ended December 31, 1998. This increase is primarily due to additional purchases of furniture and equipment and advances on a note receivable.

     Net cash provided by financing activities increased to $5,886,651 for the twelve months ended December 31, 1999 compared with the $46,711 for the three months ended December 31, 1998. This increase primarily is the result of proceeds from the sale of common stock.

YEAR ENDED SEPTEMBER 30, 1999 COMPARED TO THE YEAR ENDED SEPTEMBER 30, 1998

     Revenues

     Total revenues for the year ended September 30, 1999 were $653,809 as compared with $684,019 during the year ended September 30, 1998. For the year ended September 30, 1999, revenues on products sold increased to $448,523 from $362,008. The increase of 24% in product sales was attributable to an increase in the product sale portion of our total and to an increase in our sales force and our marketing campaign. For the year ended September 30, 1999, revenues from services decreased to $205,286 from $322,011 during the year ended September 30, 1998. The decrease of 36% was attributable a decrease in the service revenue portion of our total revenues and to increased sales of the Tivoli product which has a much lower service revenue as compared to the SalesLogix product.

     Operating Expenses

     Cost of goods sold-products. For the year ended September 30, 1999, cost of goods sold-products increased to $357,171 from $220,686 during the year ended September 30, 1998. The increase of 62% was primarily attributable to increased product sales as well as to a larger percentage of total revenue received from product sales. Our gross profit margins on product sale decreased to 20% for the year ended September 30, 1999 from 39% for the year ended September 30, 1998. We believe this decrease was due primarily to less favorable vendor pricing on these product sales and to increased sales of the Tivoli product which carries a lower gross margin.

     Compensation-technical staff. For the year ended September 30, 1999, the amount of our compensation-technical staff increased to $315,906 from $217,823 during the year ended September 30, 1998. The increase of 45% was primarily attributable to additional employees added to our technical staff and a non-cash compensation charge of $27,646. Our technical staff increased primarily as a result of building the foundation for our ASP services. During the year ended September 30, 1999 and 1998, for accounting purposes, all of the compensation incurred by our technical staff was recorded as compensation-technical staff, regardless of whether they were performing billable services to clients or working on developing our ASP business.

     General and Administrative Expenses

     For the year ended September 30, 1999, general administrative expenses increased to $3,293,095 from $700,192 during the year ended September 30, 1998, an increase of $2,592,903 or 370%. The primary portions of the increase are discussed below:

     . A non-cash compensation charge of $1,507,962 resulting from securities issued to consultants, professional service providers and management with exercise prices below quoted market prices. There was no corresponding charge in the prior period.

     . A $521,776 increase in salaries, or 197%. The increase is attributable to an increase in employees from 11 to 25 during the period.

     . A $208,586 increase in legal and accounting fees, or 1452%. The increase is attributable to our filing of this registration statement, auditing and accounting fees, and an increase in our general business activity.

     . A $231,807 increase in consulting fees, or 100%. The increase is attributable to developing our ASP business model, writing our business plan, negotiating contracts with business partners, raising capital, and developing contracts for customers.

     . A $84,150 increase in advertising, or 331%, and a $82,000 increase in recruiting, or 100%. These increases are based on the recent development of our ASP business.

     Net Loss

     For the year ended September 30, 1999, our net loss increased to $3,458,657 from $471,844 during the year ended September 30, 1998. The increase of 632% was primarily attributable to the increase in general and administrative expenses.

     Cash Flows

     Our operating activities used net cash of $1,179,752 in fiscal 1999 and $432,051 in fiscal 1998. Net cash used by operating activities in fiscal 1999 and fiscal 1998 was primarily attributable to net operating losses for both years, offset in fiscal 1999 by issuing our securities for services, and increasing our accounts payable and accrued liabilities.

     Our investing activities used net cash of $224,126 in fiscal 1999 and $57,438 in fiscal 1998. Our investing activities consisted primarily of purchases of furniture and equipment.

     Our financing activities provided cash of $1,560,040 in fiscal 1999 and $611,442 in fiscal 1998. In fiscal 1999, financing activities consisted primarily of the sale of common stock, the issuance of common stock for our reorganization, and advances on notes payable, which was partially offset by the repayment of notes payable. In fiscal 1998, financing activities consisted primarily of the exercise of warrants, the issuance of common stock for our predecessor's reorganization, and advances on notes payable, which was partially offset by the repayment of notes payable.

YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO THE YEAR ENDED SEPTEMBER 30, 1997

     Revenues

     Total revenues increased to $684,019 for the year ended September 30, 1998 compared with $64,937 for the year ended September 30, 1997. For the year ended September 30, 1998, revenues on products sold increased to $362,008 from $14,948 during the year ended September 30, 1997. The increase of 2322% was attributable to an increase in contracts related to our software reseller business. For the year ended September 30, 1998, revenues from services increased to $322,011 from $49,989 during the year ended September 30, 1997.
The increase of 544% was attributable to an increase in contracts.

     Operating Expenses

     Cost of goods sold-products. For the year ended September 30, 1998, cost of goods sold on our product sales increased to $220,686 from $18,153 during the year ended September 30, 1997. The increase of 1116% was primarily attributable to an increase in contracts related to our software reseller business. Our gross profit margin for products sold was 39% for the year ended September 30, 1998 versus a negative gross profit of 21% for the year ended September 30, 1997. The negative gross profit percentage in 1997 was incurred in the start-up period of our reseller business and is not indicative of normal margins.

     Compensation-technical staff. For the year ended September 30, 1998, compensation to technical staff increased to $217,823 from $10,050 during the year ended September 30, 1997. The increase of 2067% was attributable to adding additional technical staff to service our expanding revenue base and, correspondingly, to increased service revenue.

     General and Administrative Expenses

     For the year ended September 30, 1998, general and administrative expenses increased to $700,192 from $253,216 during the year ended September 30, 1997. The increase of 177% was attributable to the hiring of personnel to service the increased business for the period.

     Net Loss

     For the year ended September 30, 1998, our net loss increased to $471,844 from $224,652 during the year ended September 30, 1997. The increase of 110% was primarily attributable to the increase in general and administrative expenses, which was not offset by increased revenues for the period.

PLAN OF OPERATIONS FOR FISCAL YEAR 2000

     As of September 30, 1999, we had cash and cash equivalents in the amount of $308,444. In October and November 1999, we sold 475,169 shares of common stock or common stock equivalents for aggregate gross proceeds of $445,921. In addition, in November 1999 we sold 2,083,333 shares of common stock for $9 million to a few investors. Of this $9 million investment, we received $6 million on November 15, 1999, and we received $3 million in February 2000. As of December 31, 1999, we had working capital of $4,515,000 and cash and cash equivalents in the amount $4,805,000. We intend to use the above proceeds to further our business plan. Specifically, our business plan requires:

     .    hiring additional executive, marketing, and technical personnel;

     .    launching an extensive marketing campaign;

     . building our global command center to provide customer support, application management, and network monitoring; and

     . other general corporate expenditures incurred in implementing our business plan.

At this time, it is difficult to estimate how we will allocate our funds. The allocation will be based on a variety of business factors that we can not predict with certainty at this time, including the rate we obtain new customers and the rate we hire new employees. At this time, we also cannot predict with certainty what our monthly operating expenditure will be. Keeping these factors in mind, we estimate that the proceeds from the sale of securities in October and November 1999, will provide sufficient liquidity until August 2000. This period may be shortened if we experience increased competition and higher costs associated with hiring necessary personnel. After August 2000, we will be required to seek additional capital to continue to fund our business operations.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1999, we had working capital of $4,515,423 and had negative cash flows from operations of approximately $1,180,000. We anticipate incurring losses from operations during the current fiscal year. As a result, we do not expect to receive cash flow from operations during the current fiscal year. At the present time we cannot estimate when, or if, our operations will generate positive cash flows from operations. We do not have any significant credit facilities available with financial institutions or other third parties and until we can generate cash flow from operations, we will be dependent upon external sources of best-efforts financing.

     After August 2000, we will likely be dependent upon best efforts equity and debt financing, of which we have no firm commitments or arrangements, and on the exercise of outstanding warrants. We can provide no assurance that we will be successful in any future financing effort to obtain the necessary working capital to support our operations. If we are unable to obtain necessary financing from external sources before August 2000, we may need to curtail operations or sell assets. Therefore, on a short-term basis, or during calendar year 2000, we will require additional funding after August 2000. Since we do not expect to generate positive cash flows from operations, this funding will need to be external funding. On a long-term basis, or after calendar year 2000, we will also require additional external financing.

     In the $9 million financing, we issued warrants to purchase 833,332 shares of common stock at an exercise price of $5.18 per share. The fair value of these warrants using the Black-Scholes model is approximately $18,408,000. Of these warrants, we are able to redeem warrants to purchase 624,998 shares if the closing price of our common stock is at least $10.36 per share for 20 consecutive trading days. If we choose to redeem the warrants, the warrant holders have the ability to exercise the warrants before redemption. We intend to redeem the warrants in full, as soon as we are able to, and if the warrant holders decide to exercise the warrants we will receive $3,237,490.

     As of December 31, 1999, we had long-term notes payable consisting of $280,631 to financial institutions due through October 2004 in monthly installments ranging from $239 to $1,147 at interest rates ranging from 7.95% to 21.03%. Of this note payable, $49,176 is due during the year ended December 31, 2000. In addition, during fiscal 2000 we have capital lease commitments on equipment totaling $29,982 and lease commitments on office space of $150,305.
We believe our current cash position will be sufficient to fund our obligations through August 2000.


                              IMPACT OF YEAR 2000

     Even though the date is now past January 1, 2000, and we have not experienced any immediate adverse impact from the transition to the year 2000, we cannot provide any assurance that our suppliers and customers have not been affected in a manner that is not yet apparent. In addition, some computer programs which were date sensitive to the year 2000 may not have been programmed to process the year 2000 as a leap year, and any negative consequential effects remain unknown. As a result, we will continue to monitor our year 2000 compliance and the year 2000 compliance of our suppliers and customers.

                                   BUSINESS

OVERVIEW OF OUR BUSINESS

     ebaseOne is an application service provider, or ASP, concentrating on the market for small and medium-sized businesses. We provide an integrated and comprehensive solution of leading packaged software applications hosted in a high quality data center with 24-hour monitoring and customer service for a flat monthly fee. Under our ASP model, we believe we enable small and medium-sized businesses to lower the overall cost of high-end software application ownership and afford a state-of-the-art information technology infrastructure with leading packaged software solutions without having to make a large up-front investment or maintain an expensive information technology staff. Our solution includes:

     .    hosting software applications in a state-of-the-art data center;

     .    software application installation and customization;

     .    end-user training and best practices consulting;

     .    software and hardware upgrades;

     .    worldwide access to a state-of-the-art fiber optics network;

     .    security and 24-hour operation; and

     .    application monitoring and customer service.

     Our initial data center, called the enterprise application center or EAC, co-located with Level 3 Communications, LLP, became operational in September 1999. Construction of our command center, which will monitor the EAC and house customer service support personnel is expected to be completed by April 2000.

BUSINESS STRATEGY

     Our business strategy is based on our belief that many of the leading software packages remain too complex and too costly to be effective solutions for small to medium-sized companies. While many software providers offer products that are targeted for these markets, implementation of these packages generally still requires technologically skilled personnel and frequently takes a long period of time. In addition, we believe the infrastructure required to support these packages is also beyond the capabilities of many small to medium-sized businesses. Faced with these costs and time frames, we believe many companies have decided to forgo the capabilities of leading software packages in favor of less functional products. We believe that a lower cost, more easily implemented approach would allow these businesses to capitalize on the functionality of leading software packages and better position these businesses against larger competitors. We are initially concentrating on the high-end of the small to medium-sized business market, or companies with $100 million to $500 million in revenues or with 100 to 1000 employees. Over time, we intend to migrate into the lower tier of the large business market and divisions of very large corporations, or companies with $500 million to $1 billion in revenues or with 1000 to 4000 employees.

     We estimate that as much as 80% of the total cost of ownership of a packaged software application is the cost associated with human capital. We believe that recruiting, training, managing, and retaining the technical human resources necessary to effectively manage these applications has become a real problem. We believe the shortage in technical professionals has resulted in the inability of small and medium-sized businesses to compete with larger corporations for personnel.

     Our OneServ(SM) solution includes a comprehensive and flexible service level agreement.

We believe these agreements are important to the customer because they carry assurances of our ability to perform. Credits are issued to the customer if their application is unavailable for a period of time, or if application response time rises above a predetermined level for too long. We have capped the total number of credits that may be given in any particular period to a customer. Our agreements also guarantee a process for escalating trouble reports, reaching an executive officer within 48 hours for critical problems.

     We provide software applications and services for a flat monthly fee, generally without customers having to pay any amount in advance. In addition to hosting applications, we provide installation, application tailoring, training, customer support, maintenance, upgrades, and consulting. Our applications will initially include sales force automation, customer relationship management, electronic commerce, financial management, and human resources, although as of the date of this prospectus we had not entered into agreements with providers for all of these applications. Our goal is for these applications to be supplemented by relationships with software publishers offering applications for other markets not competing with our core software offerings. We believe these relationships will provide us with added differentiation within the ASP market.

     Our pricing model enables customers to pay a flat monthly fee under a minimum 24 month contract to access and run packaged applications over the Internet or through secure, high-speed, fiber-optics based, private leased lines. We do not require customers to purchase or maintain any data or application hardware or pay for installation, basic customization, or basic training up- front.

     To maintain our pricing model of only charging customers a flat monthly fee, we are developing subscription-based agreements with the software providers required to support our model. Under the subscription model, we pay the software providers a monthly fee for the use of their software as opposed to a one-time up-front fee plus up-grades. To achieve the same effect with hardware vendors, we have initiated leases under which we can pay for hardware from our cash flow.

     We consider pricing to be a key competitive advantage in the ASP marketplace. We believe our price not only represents savings in actual costs, but also relieves the corporation of:

     .    installing all the hardware and software;

     . recruiting, training, and managing the associated information technology personnel; and

     . upgrading hardware and software as vendors release new versions.

OUR ONESERV(SM) SOLUTIONS

     In an ASP, the server-side of the actual software application resides at the ASP, not on the customer's network or desktop computers. We license the software from the software company and host the application on our own servers. Customers rent the services from us on a per-user, per-month basis, without the up-front hardware costs. We are able to share costs among many customers, which we believe allows for a much lower cost structure than traditional solutions.

     OneServ(SM) is our premier ASP-based solution, consisting of a comprehensive and integrated suite of software for small and medium-sized businesses. The following list contains the applications that are or will be included in OneServ(SM), and their current development status:

     . Sales force automation -- We use SalesLogix software for this application. We currently offer this application for commercial use.

     . Document distribution -- We use Marimba software for this application. We currently offer this application for commercial use.

     . Customer relationship management -- We use SalesLogix software for this application. We currently offer this application for commercial use.

     . Financial management -- We are currently in negotiations with a software manufacturer for this application.

     . Human resource management -- We are still choosing a software manufacturer for this application.

     . E-commerce -- We use Microsoft's software for this application. We currently offer this application for commercial use.

     In addition to hosting these applications, under our OneServ(SM) service we will:

     . consult with the customer and configure the application to best meet their individual needs;

     . implement the application and prepare the application for peak performance;

     .    train the client on how to best use the application; and

     .    provide ongoing help desk support to the customer.

We are currently able to provide all of the above services.

     We plan to license each of the individual applications in OneServ(SM) from top name software vendors and then, over time, integrate them into a single source solution delivered through an Internet portal.

     We believe that an opportunity exists in the small and medium-sized business market to offer best practices training. This goes beyond traditional training on the software itself and addresses the business processes that can be implemented to make the customer successful. We plan to initially offer training based upon the use of SalesLogix. We will offer training internally and will also contract with certified third party organizations. As we integrate additional packaged software applications for customer relationship management, accounting, and electronic business, we will also create and offer additional best practices training.

     We began offering our OneServ(SM) service in November 1999, and do not have any contracts for these services at this time.

OUR CORSERV(SM) SOLUTION

     Through our CorServ(SM) offering, independent software vendors and system integrators will be able to host their applications and allow their customers to access them through our network. We believe this will end the need of independent software vendors or system integrators to build the technological infrastructure required. CorServ(SM) will be a basic infrastructure service. The following list contains the services that are or will be included in CorServ(SM), and their current development status:

     . We will provide the physical facility. We currently offer this service for commercial use.


     . We provide network connections. We currently offer this service for commercial use.

     . We provide servers, operating systems, and database software. We currently offer this service for commercial use.

     . We provide security measures, such as firewall and virus scanning. We currently offer this service for commercial use.

     . We provide security measures, such as intrusion detection and 24 hour monitoring. This service is currently in the planning and testing stage, and we expect this service to become commercially available in April 2000.

     . We provide administration and management. We currently offer this service for commercial use.

     .    We provide backup. We currently offer this service for commercial use.

     . We indent to provide disaster recover. A written disaster recovery plan helps to prepare a company to switch quickly to new systems or a new facility in the event of a disaster, such as a flood, fire, or explosion. We are in the process of creating this plan, and we expect it to be complete for commercial use in April 2000. The plan itself will not be sold to customers as a separate service. Rather, we expect to implement the plan as part of our overall services, to offer our customers an immediate solution in the event of an unexpected disaster.

     . We provide other standard data services such as physical site security, off site tape storage, software distribution, and automated inventory. We currently offer these services for commercial use.

     We believe CorServ(SM) will allow independent software vendors or system integrators to deliver applications to their customers in a secure, reliable, managed host environment. We will take care of the infrastructure, so that our clients can concentrate on delivering products that meet the needs of their customers. We will allow them to deliver a hosted alternative for software delivery and subscription-based licensing, while still allowing them to focus on their core competencies. We believe our CorServ(SM) service will provide an easy way for them to essentially become an ASP and reach smaller businesses which, taken together, should represent a large new market for their products.

     We began providing our CorServ(SM) service in November 1999, and as of, January 11, 2000, we had signed three contracts to provide our CorServ(SM) services.

PRIME NET'S FORMER OPERATIONS

     In November 1999, we consolidated the operations of our subsidiary Prime Net into ebaseOne. Although we do not anticipate that these operations will consist of a material portion of our ongoing revenues, we do intend to continue Prime Net's former operations. Prime Net specialized in middle-market business technology solutions for mid-size companies. Its market is businesses that have outgrown their low-end systems, but do not have the ability to implement newer systems due to their long implementation periods and the businesses lack of qualified information technology personnel. Prime Net provided project planning and management, application design and prototyping, data conversion, documentation, support and maintenance, and training. During the previous fiscal year, Prime Net serviced approximately 25 to 30 customers, of which one customer, International Exhibition, Inc. accounted for over 10% of its revenues. Many of these customers require one time service and we can provide no assurance that we will continue to provide services to any of these customers.

TECHNOLOGY ALLIANCES

     The foundation of our technology strategy is to form strategic alliances with the leading technology infrastructure hardware and software providers in the industry. Through the utilization and integration of the technology from these alliances, it is our goal to continually provide the most advanced packaged software solutions running on the most sophisticated server technology, network infrastructure, network and application management and monitoring systems, and security technology available on the market.

     Our strategic alliances are described below.

     Level 3 Communications. Level 3 is a leading communications and information services company that is building and reselling bandwidth on the first international fiber optics network optimized for Internet Protocol technology. In addition, Level 3 has built approximately 47 state-of-the-art co-location data centers around the world to house the telecommunications and other computing equipment for their alliances. Level 3's co-locations provide:

     .    carrier grade data center facilities with raised flooring;

     .    sophisticated computer grade climate control;

     .    overhead cable ladders;

     .    24-hour security, including building wide closed circuit TV;

     .    battery backup for short-term brown-outs; and

     .    diesel powered generators for long-term power failures.

     We have arranged an alliance with Level 3 to co-locate our initial enterprise application center in Level 3's Houston, Texas facility, expand to other Level 3 facilities, and brand and resell their international telecommunications bandwidth as an integral part of our solutions.

     Based upon our relationship with Level 3, we have access to Internet and private leased line bandwidth through a direct connection to a high-speed data communications capability ring that surrounds Houston, and connections to additional smaller rings, as well as long-haul connections to an international network. Since the bandwidth required for Internet access is small compared to that required to access applications, we believe we can reduce the cost of standard Internet access for our customers. Our current agreement with Level 3 expires in three years with the option to renew, although we have a verbal commitment to extend the agreement for an additional seven years. To date, we have not entered into a definitive agreement to extend the term.

     Cisco Systems. Cisco is a worldwide leader in networking for the Internet. We have formed an alliance with Cisco to join the Cisco hosted application initiative program through the execution of a memorandum of understanding. The parties intend to operate under this memorandum of understanding, and it is not expected that a definitive agreement will be executed.

     This alliance brings together:

     . packaged software application vendors that have applications suitable for hosting,

     . ASPs to host the applications,

     . Cisco powered network service providers to install and support
       Cisco-based network infrastructures, and

     . customers that can benefit from hosted solutions.

     In addition, it includes co-marketing activities such as lead sharing, joint advertising, co-sponsored seminars highlighting customer success stories, trade shows, and conferences. We also have access to the development lab that Cisco has set up to certify solutions for participants in the program. We believe that the certification process will help improve the overall quality of services that we can deliver through networks based on Cisco equipment.

     Marimba. Marimba is a leading provider of Internet-based software management solutions. We have formed a strategic relationship with Marimba to use their technology, referred to as Castanet, to support key aspects of our ASP offering, including software distribution, application usage monitoring, remote desktop management, and an ebaseOne desktop portal. Castanet will enable us to have an ebaseOne presence on our customer's desktop and install and manage applications on a customer's desktop over the Internet. We believe it will reduce the requirement for software engineers at the customer's site, and reduce the overall cost to our users.

     Marimba has agreed to provide ebaseOne with their software to distribute, manage, and maintain all the software applications and related data that we intend to offer our clients. Our agreement with Marimba expires in September 2002, but may be renewed year-to-year for up to an additional two years.

     In addition, Marimba recently chose us to be the first ASP to host their new Internet DocService technology. DocService delivers virtually any type of document simply and easily over the Internet or private leased lines, including simple text files as well as complex web based documents that include links and sub-documents aggregated as a single logical document. Current document delivery mechanisms, such as e-mail, web servers, document management solutions, or hard copy, each have advantages in specific situations, but we believe they typically lack DocService's ability to automate the entire delivery and update process. With DocService, if a document publisher makes a change, that change can immediately be reflected back through the enterprise, ensuring that everyone is always working from the latest document version.

     Sun Microsystems. Sun is a leading provider of industrial-strength hardware, software, and services that power the Internet. We have formed an alliance with Sun to:

     . utilize Sun server technology as our Unix platform,

     . participate as an executive member of the ServiceProvider.Com partnership program, and

     . participate in the SunTone certification program.

     We have begun the process of becoming certified with the SunTone brand, and anticipate completing this process in approximately 90 days. ServiceProvider.Com is a complete package of products and services as well as business practices tailored to the needs of providers such as ebaseOne. The program focuses on three primary objectives:

     . revenue generation,

     . operating efficiency, and

     . quality of service.


     SunTone certification is provided as a way to meet the quality of service objectives in the ServiceProvider.Com program. The SunTone program is one of the industry's first collaborative efforts to define and audit service provider infrastructure, operational practices, hardware, software, and ultimately, overall service delivery, to ensure guaranteed levels of performance, security, availability, and uptime. Our relationship with Sun will include cooperative marketing activities and access to their worldwide business partners.

     Microsoft. Microsoft is the worldwide leader in software for personal and business computing. In November 1999, we agreed with Microsoft to participate in the rollout of their ASP commercial licensing program. Under this agreement, we can host Microsoft Back Office products such as:

     .    Microsoft SQL Server,

     .    Microsoft Exchange,

     .    Microsoft Site Server,

     .    Microsoft Terminal Server, and

     .    Windows NT Server,

as a part of our CorServ(SM) and OneServ(SM) commercial hosting solutions. This program allows us to legally give access to these products to our customers in exchange for a monthly fee, and to pay Microsoft a monthly fee based on the total number of users accessing the products each month, rather than simply paying them the full license fees up-front. Our agreement with Microsoft expires in June 2001, but may be extended for up to two additional years if we have an outstanding agreement with any of our customers at the expiration date.



     Phonoscope. Phonoscope Communications, Ltd. is a wholly owned subsidiary of Phonoscope, Ltd., a 46 year old Houston business with one of the city's largest privately owned and operated fiber optic networks. We believe our alliance with Phonoscope enables us to immediately offer Houston customers a variety of choices of connections to our EAC.

     The initial term of our agreement with Phonoscope is three years, and is renewable on a year-to-year to basis. We will not be the exclusive reseller of Phonoscope's fiber optic network. However, Phonoscope has agreed that it will not offer fiber optic network access at a price lower than the price that we pay for access. In addition, we have agreed to undertake a joint marketing program relating to all telecommunications services we have agreed to offer.

     SalesLogix. SalesLogix is a leading provider of front office and e-commerce software for mid-market companies. We have formed an alliance with SalesLogix to include their full range of sales force automation and customer relationship management solutions in our OneServ(SM) solution. Under the terms of the agreement, we will pay SalesLogix a monthly fee based upon the number of OneServ(SM) users utilizing their products. This subscription based pricing enables us to pay SalesLogix from the monthly revenues that we receive from our customers under our ASP pricing model as opposed to paying them license fees up-front. The agreement expires in October 2002, unless extended by mutual agreement on a year-to-year basis.

     PaperChaser.com. PaperChaser.com is an emerging leader in providing complete litigation support solutions. At the foundation of PaperChaser's offering is a electronic document management system. PaperChaser has a flexible client/server architecture, easy-to-use document capture and coding technology, powerful database management and full text search and retrieval.

     We have entered into a CorServ(SM) agreement to host iPaperChaser.com's electronic litigation document management portal. iPaperChaser.com will enable legal professionals to store their electronic case documents in a secure and centralized location, and then access and manage these documents from their desktops and laptops through the Internet or private leased lines. Under the terms of the agreement, PaperChaser.com will pay us a flat monthly fee for each customer site and additional monthly fees for each additional user.

SALES AND MARKETING

     Our market

     The initial target market for our OneServ(SM) service is small to medium-sized businesses located within the United States. We consider this market to include companies that have less than $500 million in annual revenues and not enough resources to build and maintain complex applications internally. Therefore, we believe these companies will benefit from the packaged software solutions we intend to offer. We have designed our sales and marketing strategy to specifically address our target market.
     The market for our CorServ(SM) service is independent software providers and system integrators. Our market is based on the need of these independent software vendors and system integrators to have access to a quality network for distribution of their products, but not having the resources to create and maintain the network.

     Our marketing strategy

     For our OneServ(SM) services, we intend to support a direct field sales organization, including both account executives and field sales engineers. As of January 25, 2000, we have four account executives, and we intend to hire regional sales managers and additional account executives to support the major metropolitan areas in the United States during the current calendar year, although we can provide no assurance that we will have the funding to do so. In addition, we plan to maintain one field sales engineer for every three account executives. Further, we intend to support the channel through our hotline support group and plan to build and maintain a team of technical experts that will be available to assist our sales partners as required.


     We are aware of potential conflicts with some software publishers that will not be as willing to give up the up-front commission revenue in exchange for a subscription-based commission model. We will attempt to educate these publishers on the benefits of this model. We believe our ASP solution provides software companies with a new channel to sell their products. As such, we believe we will not be a competitive product line to software companies, but instead we will offer a new opportunity to sell to corporations that would not be able to purchase systems under the software companies existing pricing model. We believe we will allow companies in the packaged software industry to continue to write software and sell products to large corporations, while providing a sales channel to reach small to medium-sized business.

     For our CorServ(SM) services, we intend to market our services directly to independent software vendors and system integrators through the use of direct mail, tele-marketing, and face-to-face contact with our sales representatives. In November 1999, we hired a vice president to oversee the marketing of our CorServ(SM) services. In January 2000, we hired CorServ(SM) business development personnel covering the northcentral region of the United States out of a Chicago, Illinois office, the southwest region of the United States out a Dallas, Texas office. We plan to hire additional CorServ(SM) personnel to cover additional major metropolitan areas of the United States during the current calendar year.

FACILITIES

     Our headquarters are located in Houston, Texas at a leased facility that is approximately 8,900 square feet. Our lease expires in April 2002. We believe our lease rates to be competitive in the market. At the present time, we consider this space to be adequate to meet our needs.

     Our initial EAC, which is co-located with Level 3 Communications is currently operational. The Level 3 Communications facility is located in Houston, Texas, and is approximately 50,000 square feet. We lease floor space from Level 3 Communications under an agreement expiring August 2002, with a right for ebaseOne to extend until 2009. We believe our lease rates to be competitive in the market. The EAC houses all of the servers and communications equipment required to support our clients.

     We are in the process of completing our state-of-the-art command center in Houston, Texas, which we expect to be approximately 18,000 square feet, and which we expect to be complete by April, 2000. We have entered into lease agreement, which begins in March 2000 and ending February 2010 for use of the command center. Our command center will include application management and monitoring software and equipment along with state-of-the-art backup technology. We will staff the center and provide application monitoring and hotline support 24 hours per day, 365 days per year.

TECHNOLOGY

     Our network will utilize Internet Protocol or IP technology end-to-end. IP technology is a digital communications protocol, as opposed to a traditional analog protocol. We believe that in the future the communications industry will primarily utilize digital technology. As such, we believe that our initial use of this technology will better position us for future growth. Our CorServ(SM) and OneServ(SM) services include a selection of low-cost Internet access services at varying capacity levels. We believe the use of an IP network will make it possible to move information at a much lower cost.

     Our network is designed to be continuously ungradable. The network can evolve as technology changes and customer demand for capacity increases. We believe our IP-based network will enable business customers to benefit from the lower cost and service offerings made possible by IP technology.

     Customers will access our services through one of three methods:

     .    Dial-in service;

     .    Private lines; or

     .    the Internet.

     Dial-in Service

     Our dial-in service will allow end users to access a high-quality network. We will provide this service through a dial-in service provider that has simplified the local Internet dialing network by securing local numbers, deploying modems in major metropolitan areas, and staffing a full-time operations center to manage the network and hardware. The service offers the customer the ability to give their users dial-in connectivity to their private network. By dialing a local number provided by us, users will send their data traffic over this dial-in connection to modems housed in the dial-in service provider's facility, where it is then forwarded to the Level 3 Communication's network and to our facility where the customer's servers are housed. If needed, we can also send the users' traffic to the customer's site through a dedicated connection.

     The dial-in service is sold on a per user basis for a flat monthly fee.
The monthly charge includes local dial-in numbers, complete network coverage for a specific region, modems to collect the incoming traffic, and managed routers.

     Private Lines

     We can link a customer directly to our EAC to access applications through a variety of private access methods. Each access method carries different prices and different advantages and disadvantages for specific situations. The choice of access method will depend on the customer's physical locations, the demands of the particular application being hosted, and the customer's preference.

     Internet

     In addition to the connection to our EAC, we can also provide a secure high-speed Internet connection through Level 3's network. To ensure reliability in the case of a Level 3 network outage, this connection will be backed up by redundant connections supplied by other carriers.

     We offer encrypted services through the Internet, thus creating a data stream between the customer and our EAC that is essentially private even though the Internet is a public network. Since the data stream is encrypted with keys that are unique to the specific customer, others with access to the Internet cannot read the data. Response time is still subject to the overall response time of the Internet. For those customers that are not satisfied with this level of security or performance, we have our private line options described above.

COMPETITION

     The ASP market is extremely competitive. The tremendous growth and potential size of the ASP market has attracted many start-ups as well as extensions of existing business from different industries. Current and prospective competitors include:

     . new pure-play ASPs or ASPs that focus solely on providing ASP services;

     .    systems integrators;

     .    national, regional and local Internet service providers;

     .    hardware and software suppliers; and

     .    telecommunications companies.

     Pure-Play ASPs

     A new breed of pure-play ASPs has emerged to capitalize on the ASP market. We consider ebaseOne to be a pure-play ASP because we focus primarily on providing ASP services. Unlike ebaseOne, many of the companies in this market are focused specifically on the high-end of the ASP market. However, if the ASP market grows, we expect this segment of our competition to grow rapidly, and many of these pure-play ASP's may target the same market as we have, namely, small to medium-sized businesses.

     System Integrators

     National, regional, and local commercial systems integrators who bundle their services with software and hardware providers and perform a management outsourcing role are moving into the ASP market. These companies provide professional consulting services and integration of software applications in single-project client engagements. Large systems integrators may establish strategic relationships with software vendors to offer ASP services as well.

     Internet Service Providers

     Internet service providers with a significant national presence are also entering the ASP marketplace. These companies could prove to be formidable competition with significant market presence, brand recognition, established technical resources, and financial stability.

     Hardware and Software Companies

     Traditional hardware and software companies are entering the ASP market and are establishing strategic ASP partnerships in an attempt to hold market share.

     Telecommunication Companies

     Many of the major telecommunication companies, offer Internet access services. To address the Internet connectivity requirements of customers of long distance and local carriers, we believe that there is a move toward horizontal integration through joint ventures with Internet service providers. We expect that we will experience increased competition from the traditional telecommunications carriers.

     At this time, we do not believe there is a dominant or a small number of dominant companies in our market. However, our competitors are well financed and will be able to devote more resources to sales, marketing, and technology than we will. In addition, our competitors have better name recognition and have received more publicity than ebaseOne. We can provide no assurance that we will be able to compete in this market.


     We believe we will compete in this highly competitive market based on the following factors:

     . Early entrant into the market. Although we are not one of the first ASPs to enter the market, we believe that the ASP market is a relatively new market. We believe we are among the early participants to pursue this market.

     . Infrastructure. We believe our infrastructure will allow us to better compete in the market. We believe our association with Level 3 will allow us quicker access to a large number of markets.

     . Full range of services. We offer a full range of services, including installation, customization, and training.

     . Concentration on small to medium-sized businesses. We believe our focus on smaller companies will allow us to better serve these customers. We also believe that the market has not been effectively addressed by some larger ASPs.

INTELLECTUAL PROPERTIES

     We regard intellectual property rights as essential to our success, and rely extensively on trademark rights, trade secret protection and confidentiality agreements, between our alliances, employees, and others, to protect our proprietary interests. As such, we require all our employees to sign non-disclosure and confidentiality agreements. We have applied for federal registration of the marks OneServ(SM) and CorServ(SM), but we can provide no assurance that we will receive these marks.

     If third parties infringe or misappropriate our intellectual property or our proprietary information, our business could be seriously harmed. We can give no assurance that the steps we have taken to protect our proprietary interests will be adequate or that third parties will not infringe or misappropriate our proprietary interests. Moreover, we can give no assurance that other parties will not assert infringement claims against us. We plan to protect our proprietary rights through confidentiality agreements with employees, consultants, advisors, and others. We can give no assurance that:

     . these agreements will provide adequate protection for our proprietary rights;

     . our employees, consultants, advisors, or others will maintain the confidentiality of our proprietary information; or

     . our proprietary information will not become known, or be independently developed by competitors.

     Furthermore, any infringement claims asserted against us could subject us to significant liability for damages and could result in invalidation of our proprietary rights and, even if not meritorious, could be time-consuming and expensive to defend. They also could require us to enter into costly royalty or licensing agreements.

LEGAL PROCEEDINGS

     We are aware that a wrongful termination lawsuit has been threatened by a former employee. We believe the claim is wholly without merit and intend to vigorously defend this claim if litigation is actually initiated.

     In December 1999, we were named as defendant in a lawsuit filed by Brewer Capital Group, LLC in the District Court of Harris County, Texas, 334TH Judicial District. The plaintiff alleged breach of contract and tortious interference with business. Plaintiff claims are for a contract between ebaseOne and Brewer Capital regarding capital formation. Plaintiff claims it is owed commissions of $356,000 and warrants to purchase ten percent of ebaseOne based on financing opportunities it arranged. We believe the claim is wholly without merit and intend to vigorously defend this claim.

      We believe that the outcome of this one proceeding and one threat will not have a material adverse effect on our results of operations, financial condition, or liquidity.


EMPLOYEES

     As of March 31, 2000, we employed 65 persons, on a full-time basis, including management, sales, and office employees. No employees are covered by a collective bargaining agreement. Management considers relations with its employees to be satisfactory.

INSURANCE

     We believe we have sufficient general liability insurance covering over headquarters located at 6060 Richmond, Houston, Texas 77057.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and officers and their ages and positions are as follows:




NAME                           AGE          POSITION
----                          ----          --------
John Frazier Overstolz         38           Chairman of the Board

Charles W. Skamser             42           Director, President, Chief Executive Officer, Chief
                                            Financial Officer, and Treasurer

Michael A. Sooley              50           Senior Vice President of Worldwide Business
                                            Development and Secretary

Scott Feuless                  39           Chief Technology Officer

Dennis White                   45           Executive Vice President of Worldwide Sales

Michael M. Rotolo              60           Director

   John Frazier Overstolz is the founder of ebaseOne and has served as chairman of the board since August 1999 and chief executive officer from May 1999 until August 1999. Mr. Overstolz previously was the founder and served as chief executive officer of Prime Net Corporation from 1990 until August 1999, and as chief executive officer of Synoptech Solutions Group, Inc. from August 1998 until August 1999. Mr. Overstolz has been an entrepreneur and business owner for over 18 years involved in both start-up and emerging companies. Over the length of his career, Mr. Overstolz has been involved with both the technology and investment banking industry, personally handling many acquisitions and growth-financing projects either as a consultant, principal, or financier. As a long-time small business advocate, he is a recipient of the District Director's Award in 1992 by the U.S. Small Business Administration, author, and former legislative advisor on small business issues. He has extensive experience in technology and enterprise resource planning systems.

   Charles W. Skamser has served as director, president and chief executive officer since August 1999 after serving as the chief operating officer from May 1999 to August 1999. Since January 2000, Mr. Skamser has served as chief financial officer, treasurer, and principal accounting officer. Previously, Mr. Skamser was the founder and managing partner of New Enterprise Solutions, a consulting firm specializing in strategic business development, marketing and venture capital funding for high-tech start- up and high growth companies. From February 1997 through March 1998, Mr. Skamser was president and chief operating officer of Applied Voice Recognition, Inc., a Houston based public voice recognition technology company. From January 1991 through October of 1996, Mr. Skamser was a co-founder and vice president of worldwide business development for Dynasty Technologies, Inc., a Chicago based software development tools company. Mr. Skamser currently sits on the board of directors of PaperChaser.com, Inc., a Houston based electronic document management technology and services company. Mr. Skamser received his B.A. in political science and economics from Macalaster College in St. Paul, Minnesota.

   Michael A. Sooley has been the senior vice president of worldwide business development and secretary since December 1999, and served as chief technology officer from May 1999 until December 1999. Since November 1998, Mr. Sooley has been a technology consultant. From October 1997 until October 1998, Mr. Sooley served as executive vice president and chief operating officer of BrightStar Information Technology Group, Inc. From October 1992 until September 1997, Mr. Sooley served as director of information systems for Vinson & Elkins, LLP in Houston, Texas. Mr. Sooley earned his B.S. in engineering from Trinity College, Hartford, Connecticut and his M.S. in management science from Rensselaer Polytechnic Institute, Hartford Graduate Center, Hartford, Connecticut.

   Scott Feuless has served as chief technology officer since December 1999, and served as senior vice president of technology operations from August 1999 until December 1999, after serving as vice president of technology operations from May 1999 until August 1999 and director of professional services from March 1999 to May 1999. From December 1997 until March 1999, Mr. Feuless worked at Co-Counsel, Inc., as a director of information systems. From August 1992 until October 1997, Mr. Feuless worked at CDI Engineering Group as a director of information systems. From June 1991 until August 1992, Mr. Feuless served as manager of advanced computer technology for the M.W. Kellogg Company. Mr. Feuless served on technical advisory boards for Borland and Ashton Tate from 1991 to 1992 and holds a B.S. in mechanical engineering from Rice University.

   Dennis White has served as executive vice president of worldwide sales since March 2000. From 1991 until March 2000, Mr. White worked at Lawson Software as vice president of sales and services managing over 225 field sales and service personnel. From 1984 until 1991, Mr. White worked at MAI Systems Corporation as a sales manager for national accounts. Mr. White earned his B.A. in accounting from the University of Texas at Arlington and is licensed by the Texas State Board of Public Accountancy.

   Michael M. Rotolo has served as a director of ebaseOne since May 1999 and as a director of two predecessor companies since October 1996. Mr. Rotolo has extensive international and domestic operating and administrative corporate experience. From April 1988 to December 1995, Mr. Rotolo was an officer with Chiquita Brands International serving as vice president for government affairs shortly after the U.S. Treasury Department initiated sanctions against Panama where he was charged with the responsibility of insuring regulatory compliance in Chiquita's largest production division, and before that, Mr. Rotolo assumed responsibility for Chiquita's Panama and Philippine operations. Before joining Chiquita Brands, Mr. Rotolo's served as corporate vice president responsible for Dole's beverage and related operations, as well as sugar, edible oils and real estate. Mr. Rotolo worked at Dole for nearly twenty years in Latin America, Asia, and the U.S. Mr. Rotolo has an M.B.A. from Loyola University and a B.S. from the University of Southwestern Louisiana.

   All directors will hold office until our next annual meeting. All our executive officers are chosen by the board of directors and serve at the board's discretion. There are no family relationships among the officers and directors. Directors are not paid compensation for attending meetings, other than reimbursements for expenses incurred in attendance. At this time, we do not have an audit, compensation, or nominating committee.

                             EXECUTIVE COMPENSATION

    The following table displays information concerning compensation paid or accrued for the fiscal year ended September 30, 1999, for the benefit of our named executive officers. As we were not subject to the SEC reporting requirements before fiscal 1999, only information for fiscal 1999 has been included.

                           SUMMARY COMPENSATION TABLE

                                                                                  Long Term Compensation
                                                                            ------------------------------------
                                     Annual Compensation                                 Awards
                            ----------------------------------------        ------------------------------------
                                                                                                  Securities
                                                                              Restricted          Underlying
Name and                                                                         Stock             Options/           All Other
Principal Positions             Year       Salary ($)     Bonus ($)            Award ($)         Warrants (#)     Compensation ($)
---------------------       ------------   -----------   -----------        ---------------   ------------------  ----------------
Charles Skamser...........      1999         $37,000         --                      --           10,108,000             --
President, Chief Executive
Officer, and Director

John Frazier Overstolz....      1999         $93,375         --                      --            7,140,000             --
Chairman of the Board and
Former Chief Executive
Officer

Kyran O'Dwyer............       1999              --         --                 $31,659                3,000             --
Former Chief Executive
Officer

     Mr. O'Dwyer's restricted stock award consists of 30,700 shares of common stock issued in April 1999 for services. The value is based on the market price on the date of grant of $1.03125 per share. The shares of common stock issued to Mr. O'Dwyer were fully vested on issuance. At September 30, 1999, the value of the shares was $69,075 based on the market price on that date of $2.25 per share.

     The table above does not include perquisites and other personal benefits in amounts of less than 10% of the total annual salary and bonus of the named executive officer. The table includes information for each individual that served as our chief executive officer during fiscal 1999. Mr. Skamser has served as our chief executive officer since August 1999. Before that, Mr. Overstolz served as our chief executive officer from May 1999 until August 1999. Before that, Mr. O'Dwyer served as our chief executive officer from October 1998 until May 1999.

EMPLOYMENT AND CONSULTING AGREEMENTS

   Agreement with Charles W. Skamser

   In August 1999, as amended in October 1999, we entered into an employment agreement with Mr. Skamser, ending December 31, 2002, which provides for a monthly base salary of $12,500 until December 31, 1999, and a monthly base salary of $15,000 until December 31, 2002. We paid Mr. Skamser a bonus of $125,000 in January 2000.

   The employment agreement provides for a bonus of up to $180,000, if we have net revenues of $12 million for the 12 months ended December 31, 2000.

    The employment agreement grants Mr. Skamser warrants to purchase 10,000,000 shares of our common stock as follows:

    . one warrant to purchase 4,000,000 shares of common stock at an exercise price of $0.38 per share, vesting monthly over a period of 24 months, expiring August 2004, provided Mr. Skamser's continued employment with ebaseOne,

    . one warrant to purchase 2,000,000 shares of common stock at an exercise price of $1.00 per share, vesting monthly over a period of 24 months, expiring August 2004, provided Mr. Skamser's continued employment with ebaseOne, and

    . four warrants each to purchase 1,000,000 shares of common stock at an exercise prices of $1.50 per share, $2.00 per share, $2.50 per share, and $3.00 per share, all of which expire August 2006.

    In addition, all of the warrants vest upon a change of control of ebaseOne. A change of control includes the following transactions or situations:

    . A sale, transfer, or other disposition by ebaseOne through a single transaction or a series of transactions of securities representing 50% or more of the combined voting power of ebaseOne's then outstanding securities to any unrelated person or persons acting in concert with one another.

    . A sale, transfer, or other disposition through a single transaction or a series of transactions of all or substantially all of the assets of ebaseOne to an unrelated person or persons acting in concert with one another.

    . A change in the ownership of ebaseOne through a single transaction or a series of transactions so that any unrelated person or persons acting in concert with one another become the beneficial owner, directly or indirectly, of securities representing at least 50% of the combined voting power of ebaseOne's then outstanding securities.

    . Any consolidation or merger of ebaseOne with or into an unrelated person, unless immediately after the consolidation or merger the holders of the common stock of ebaseOne immediately before the consolidation or merger are the beneficial owners of securities of the surviving corporation representing at least 50% of the combined voting power of the surviving corporation's then outstanding securities.

    . During any period of two years, individuals who, at the beginning of such period, constituted the board of directors of ebaseOne cease, to constitute at least a majority, unless the election or nomination for election of each new director was approved by the vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

    . A change in control of ebaseOne of a nature that would be required to be reported by the SEC's proxy rules, regardless of whether ebaseOne is subject to the rules.

    The employment agreement may be terminated by either party. If Mr. Skamser terminates the employment agreement voluntarily or if we terminate the agreement for cause or Mr. Skamser's death or disability, Mr. Skamser is entitled to his accrued salary and any earned but unpaid bonus. If Mr. Skamser's employment agreement is terminated for any other reason, Mr. Skamser is entitled to the greater of:



    . his remaining base salary at the then base salary rate for the remainder of the employment term, or

    . the base salary rate for a period of six months, and unreimbursed expenses, any bonus earned in a prior year and not yet paid, and the pro-rata portion of any bonus for the current year.

    Agreement with John Frazier Overstolz

    In August 1999, as amended in October 1999, we entered into an employment agreement with John Frazier Overstolz, ending December 31, 2002, which provides for:
    .    a monthly base salary of $11,500 until December 31, 1999;

    .    a monthly base salary of $12,500 until December 31, 2000, and

    .    a monthly base salary of $18,750 until December 31, 2002.

    We paid Mr. Overstolz a bonus of $28,000 in January 2000. The employment agreement provides for a bonus of up to $75,000, if we have net revenues of $12 million for the 12 months ended December 31, 2000.

    The employment agreement grants Mr. Overstolz warrants to purchase 1,000,000 shares of our common stock at an exercise price of $2.125 per share, expiring in October 2004, which vest monthly over a period of 24 months, provided Mr. Overstolz continued employment with ebaseOne. The warrants will vest immediately upon a change of control of ebaseOne. Please see the description of Mr. Skamser's employment agreement above for a discussion of what constitutes a change of control.

    The employment agreement may be terminated by either party. If Mr. Overstolz terminates the employment agreement voluntarily or if we terminate the agreement for cause or Mr. Overstolz's death or disability, Mr. Overstolz is entitled to his accrued salary and any earned but unpaid bonus. If Mr. Overstolz's employment agreement is terminated for any other reason, Mr. Overstolz is entitled to the greater of:

    . his remaining base salary at the then base salary rate for the remainder of the employment term, or

    . the base salary rate for a period of six months, and all unreimbursed expenses, any bonus earned in a prior year and not yet paid, and the pro-rata portion of any bonus for the current year.

    Agreement with Michael A. Sooley

    In May 1999, we entered into a consulting agreement with Michael A. Sooley, which provided for a monthly base salary of $5,000, and a monthly warrant to purchase 9,000 shares of common stock at an exercise price of $0.22 per share. This consulting agreement was canceled and replaced by our November 1999 employment agreement with Mr. Sooley ending December 31, 2002 and provides for a monthly base salary of $11,250 until December 31, 2000. The employment agreement provides for a performance bonus up to 75% of his base salary, determined by the board of directors. The employment agreement grants Mr. Sooley warrants to purchase 1,000,000 shares of our common stock as follows:

    . one warrant to purchase 250,000 shares of common stock at an exercise price of $2.37 per share, vesting monthly over a period of 24 months, expiring in November 2004, provided Mr. Sooley's continued employment with ebaseOne; and

    . three warrants each to purchase 250,000 shares of common stock at exercise prices of $2.50 per share, $2.75 per share, and $3.00 per share, all of which expire in November 2004, and all of which vest upon the earlier of the following to occur:



    . the date on which the last sales price of ebaseOne's common stock exceeds $10.00 per share for at least 30 consecutive trading days commencing on January 1, 2000,

    . if ebaseOne obtains net revenues of $12,000,000 for the 12 months ending December 31, 2000, as determined by its independent auditors, or

    . if ebaseOne obtains net revenues of $50,000,000 for the 12 months ending December 31, 2001, as determined by its independent auditors.

The warrants will vest immediately upon a change of control of ebaseOne. Please see the description of Mr. Skamser's employment agreement above for a discussion of what constitutes a change of control.

    The employment agreement may be terminated by either party. If Mr. Sooley terminates the employment agreement voluntarily or if we terminate the agreement for cause or Mr. Sooley's death or disability, Mr. Sooley is entitled to his accrued salary and any earned but unpaid bonus. If Mr. Sooley's employment agreement is terminated for any other reason, Mr. Sooley is entitled to the greater of:

    . his remaining base salary at the then base salary rate for the remainder of the employment term, or

    . the base salary rate for a period of six months, and unreimbursed expenses, any bonus earned in a prior year and not yet paid, and the pro rata portion of any bonus for the current year.

        Agreement with Scott Feuless

        In November 1999, we entered into an employment agreement with Scott Feuless ending December 31, 2002, which provides for a monthly base salary of $9,584 until December 31, 2000. After December 31, 2000, Mr. Feuless' base salary will be increased at the discretion of the board of directors. The employment agreement provides for a bonus determined by the board of directors. The employment agreement grants Mr. Feuless warrants to purchase 750,000 shares of our common stock as follows:

    . one warrant to purchase 187,500 shares of common stock at an exercise price of $2.37 per share, vesting monthly over a period of 24 months, expiring in November 2004, provided Mr. Feuless' continued employment with ebaseOne; and

    . three warrants each to purchase 187,500 shares of common stock at exercise prices of $2.50 per share, $2.75 per share, and $3.00 per share, all of which expire in November 2004, and all of which vest identically as Mr. Sooley's set of three warrants described above.

The warrants will vest immediately upon a change of control of ebaseOne. Please see the description of Mr. Skamser's employment agreement above for a discussion of what constitutes a change of control.

    The employment agreement may be terminated by either party. If Mr. Feuless terminates the employment agreement voluntarily or if we terminate the agreement for cause or Mr. Feuless' death or disability, Mr. Feuless is entitled to his accrued salary and any earned but unpaid bonus. If Mr. Feuless' employment agreement is terminated for any other reason, Mr. Feuless is entitled to the greater of:

    . his remaining base salary at the then base salary rate for the remainder of the employment term, or

    . the base salary rate for a period of six months, and unreimbursed expenses, any bonus earned in a prior year and not yet paid, and the pro rata portion of any bonus for the current year.

     Agreement with Dennis White

     In March 2000, we entered into an employment agreement with Dennis White ending February 28, 2003, which provides for an annual base salary of $195,000. Mr. White's base salary may be increased at the discretion of the board of directors. The employment agreement provides for a bonus of up to $100,000 on February 28, 2001 if Mr. White meets various objectives that have been determined. After February 28, 20001, Mr. White is entitled to receive additional bonuses for the remaining years of the agreement for no less than his first year's bonus based on objectives that will be determined by our board of directors and Mr. White. Mr. White is entitled to receive on March 31, 2001, a payment of 1% of all sales generated by Mr. White up to February 28, 2001. Mr. White is entitled to up to $20,000 in moving expenses. The employment agreement grants Mr. White warrants to purchase 1,000,000 shares of our common stock as follows:

     . one warrant to purchase 500,000 shares of common stock at an exercise price of $7.94 per share, vesting annually over a period of 3 years expiring in March 2005, provided Mr. White's continued employment with ebaseOne; and

     . one warrant to purchase 500,000 shares of common stock at an exercise price of $7.94 per share, all of which expire in November 2004, and which vest, provided Mr. White's continued employment with ebaseOne, as follows:

          . one-third if ebaseOne obtains hosting revenues and related services of $12 million or the date on which the last sales price of ebaseOne's common stock exceeds $10.00 per share for at least 30 consecutive trading days commencing March 1, 2000;

          . one-third if ebaseOne obtains hosting revenues and related services of $50 million; and

          . one-third if ebaseOne obtains hosting revenues and related services of $75 million.

The warrants will vest immediately upon a change of control of ebaseOne. Please see the description of Mr. Skamser's employment agreement above for a discussion of what constitutes a change of control.

     The employment agreement may be terminated by either party. If Mr. White terminates the employment agreement voluntarily or if we terminate the agreement for cause or Mr. White's death or disability, Mr. White is entitled to his accrued salary and any earned but unpaid bonus. If Mr. White's employment agreement is terminated for any other reason. Mr. White is entitled to the greater of:

     . his remaining base salary at the then base salary rate for the remainder of the employment term, or

     . the base salary rate for a period of six months, and all unreimbursed expenses, any bonus earned in a prior year and not yet paid, and the pro-rata portion of any bonus for the current year.

     None of our other executive officers or directors have employment or consulting agreements. We are in the process of hiring a chief financial officer, but have not finalized a definitive agreement at this time. We expect to pay our chief financial officer approximately $190,000 per year, with an annual bonus of $60,000. We also expect to grant warrants to purchase approximately 1,525,000 shares of our common stock with an exercise price equal to the market price of our common stock on the date of grant.

STOCK OPTIONS AND WARRANTS

    In May 1999, our board of directors approved and our stockholders adopted, the 1999 incentive stock option plan. The stock option plan allows:

    .  stock option grants;

    .  stock appreciation rights or SARs;

    .  restricted stock awards; and

    .  performance stock awards.

    Our board has reserved 5,000,000 shares of common stock for issuance under the stock option plan.

    Options. The stock option plan provides for grants of incentive stock options to our employees, including officers and employee directors and non-statutory stock options to our consultants, including non-employee directors. The purposes of our stock option plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees and consultants, and to promote the success of our business. Our board of directors administers our stock option plan and determines the recipients and the terms of options granted, including the exercise price, number of shares subject to the option, and the exercisability of any options. The term of an option granted under the stock option plan is stated in the option agreement. However, the term of an incentive stock option may not exceed ten years and, in the case of an option granted to a recipient who owns more than 10% of our outstanding stock at the time of grant, the term of an option may not exceed five years. Options granted under the stock option plan vest and become exercisable according to each option agreement.

    For any person who owns more than 10% of our outstanding stock, the exercise price of any incentive stock option granted must be at least 110% of the fair market value of our stock on the grant date.

    No incentive stock options may be granted to a person, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000.

    Stock appreciation rights or SARs. SARs may be included in each option granted under the stock option plan. A SAR permits the recipient to surrender that option, or a portion of the part which is exercisable, and receive in exchange an amount equal to the excess of the fair market value of the stock covered by the option, over the exercise price of the stock.

    Restricted stock awards. The board may issue shares of stock to an eligible person subject to the terms of a restricted stock agreement. Restricted stock is subject to restrictions concerning the sale, transfer, or other encumbrance, and generally will be subject to vesting over a period of time specified in the restricted stock agreement.

    Performance based awards. The board may award shares of stock, without any payment for the shares, to designated persons if specified performance goals established by the board are satisfied.

    As of March 31, 2000, we had issued options to purchase 2,314,450 shares, and 2,685,550 shares were available for future grants under the stock option plan. Of these options, in May 1999 we issued an officer a ten-year option to purchase 214,500 shares of common stock at an exercise price of $0.25 per share. The remaining options to purchase 2,099,950 shares of common stock were issued to employees at exercise prices ranging from $0.25 to $8.41 per share. We have not issued any SARs, restricted stock awards, or performance based awards.

    In addition, during fiscal 1998 and 1997, we issued non-qualified options outside of our stock option plan to purchase a total of 75,000 shares of our common stock. In fiscal 1999, we issued non-qualified options outside of our stock option plan to purchase a total of 25,000 shares of our common stock. These options had exercise prices of between $2.00 and $4.00 per share, and expire between January 2000 and March 2008. Of these non-qualified options, options to purchase 35,000 shares of our common stock were exercised at $2.00 per share.

    The following table provides information on the warrants and options granted to our named executive officers during the fiscal year ended September 30, 1999:

                       OPTION GRANTS IN LAST FISCAL YEAR

                               Number of
                              Securities          % of Total                                   Potential Realizable Value at
                              Underlying       Warrant/Options     Exercise                       Assumed Annual Rates of
                              Warrants /     Granted to Employees    Price      Expiration       Stock Price Appreciation for
Name                       Options Granted (#)  in Fiscal Year      ($/Sh)        Date              Warrant/Option Term
------------------------  -------------------- ----------------    --------    ----------       -----------------------------
                                                                                                     5% ($)          10% ($)
                                                                                                -------------   -------------
John Frazier Overstolz..       7,140,000              35.4%         $0.125      4/22/04            $246,581         $544,880

Charles W. Skamser......         108,000       less than 1%         $ 0.22      9/30/04            $  6,564         $ 14,506

                               4,000,000              19.8%         $ 0.38      8/11/04            $419,948         $463,988

                               2,000,000               9.9%         $ 1.00      8/11/04                  --               --

                               1,000,000               5.0%         $ 1.50      8/11/04                  --               --

                               1,000,000               5.0%         $ 2.00      8/11/04                  --               --

                               1,000,000               5.0%         $ 2.50      8/11/04                  --               --

                               1,000,000               5.0%         $ 3.00      8/11/04                  --               --

Kyran O'Dwyer...........           3,000       less than 1%         $ 2.00       4/6/09                  --         $  2,024


     The 5% and 10% assumed rates of appreciation are prescribed by the rules and regulations of the SEC and do not represent our estimate or projection of the future trading prices of our common stock. We can provide no assurance that any of the values reflected in this table will be achieved. Actual gains, if any, on warrant or option exercises are dependent on numerous factors, including our future performance, overall market conditions, and the holder's continued employment with ebaseOne throughout the entire vesting period, if any. These factors are not reflected in this table.

     The potential realizable value is calculated by assuming that the fair market value of our common stock at the time of grant appreciates at the indicated rate for the entire term of the warrant or option and that the warrant or option is exercised at the exercise price and sold on the last day of the warrant or option term at the appreciated price. The lack of a potential realizable value in the table above indicates that the exercise price of the warrant or option will be greater than the price of our common stock before the expiration date of the warrant or option, if our common stock appreciates at the indicated rate.

     Mr. Overstolz's warrant to purchase 7,140,000 shares of common stock was granted by a predecessor corporation of ebaseOne, which was not publicly traded at the time of the warrant grant. The board of directors of the predecessor corporation determined the exercise price of the warrant to be at fair market value at the time of the grant.

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

                                Shares                      Number of Securities             Value of Unexercised
                              Acquired on      Value        Underlying Unexercised               In-the-Money
Name                          Exercise (#)  Realized ($)     Options at FY-End (#)           Options at FY-End ($)
--------------------------   -------------  ------------  ---------------------------   -------------------------------
                                                          Exercisable   Unexercisable    Exercisable     Unexercisable
John Frazier Overstolz....        --            --          7,140,000        --          $15,172,500          --

Charles W. Skamser........        --            --         10,108,000        --          $11,199,240          --

Kyran O'Dwyer.............        --            --              3,000        --          $       750          --

     The table above includes both warrants and options. The values given to the warrants or options in the table above are based on the differences between the closing market price of $2.25 as of September 30, 1999 and the aggregate exercise prices of the warrants or options.

401(K) PLAN

     In June 1999, we adopted a retirement savings and investment plan, or the 401(k) plan, covering our full-time employees. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) plan by employees or by us and the investment earnings on the contributions are not taxable to the employees until withdrawn. If our 401(k) plan qualifies under Section 401(k) of the Internal Revenue Code, our contributions will be deductible by us when made. Our employees may elect to reduce their current compensation by up to 20% and to have those funds contributed to the 401(k) plan. The 401(k) plan permits us, but does not require us, to make additional matching contributions on behalf of all participants. For the fiscal year ended September 30, 1999, we had not made any contributions to the 401(k) plan on behalf of any of our named executive officers.

LIMITATION OF DIRECTORS' LIABILITY

     Our amended and restated articles of incorporation eliminate, to the fullest extent permitted by Delaware law, the personal liability of our directors for monetary damages for breaches of fiduciary duty. However, our amended and restated articles of incorporation do not provide for the elimination or limitation of the personal liability of a director for acts or omissions that involve intentional misconduct, fraud, or a knowing violation of the law, or unlawful corporate distributions. These provisions will limit the remedies available to the stockholder who is dissatisfied with a decision of the board of directors protected by these provisions, and the stockholder's only remedy may be to bring a suit to prevent the action of the board. This remedy may not be effective in many situations because stockholders are often unaware of a transaction or an event before the board's action. In these cases, the stockholders and ebaseOne could be injured by a board's decision and have no effective remedy.

                          RELATED PARTY TRANSACTIONS


     As part of the 1990 organization of a predecessor of ebaseOne Mr. Overstolz was issued 6,050,546 shares of common stock and a warrant, expiring in April 2004, to purchase 8,160,000 shares of common stock at an exercise price of $.125 per share. The common stock was issued for (a) equipment assigned to the predecessor valued at approximately $13,500, and (b) services related to the incorporation of the predecessor valued at $.01 per share. The board of directors determined this to be the fair market value based on the initiation of business operations. The right to purchase 1,020,000 shares under this warrant was assigned concurrently with its issuance. In May 1998, Mr. Overstoltz was issued 100,671 shares of common stock for services valued at $4,509.


     As part of the 1990 organization of a predecessor of ebaseOne, Mr. Pritchard was issued 788,934 shares of common stock for services related to the incorporation of the predecessor at $.01 per share. In May 1998 and January 1999, Mr. Pritchard paid $45,000 for 1,917,350 shares of common stock. Brewer & Pritchard, P.C., the law firm of which Mr. Pritchard is an officer, was issued 280,818 shares of common stock for services rendered during fiscal 1999.

     Mr. Rotolo purchased 4,437,755 shares of common stock in October 1996 for an aggregate of $107,450. In May 1998 and January 1999, Mr. Pritchard paid $45,000 for 1,917,350 shares of common stock.

     For services rendered from May 1999 through July 1999, Mr. Skamser was issued a five-year warrant to purchase 108,000 shares of common stock at an exercise price of $.22 per share. Mr. Skamser entered into an employment agreement in August 1999, in which he was issued warrants to purchase an aggregate of 10,000,000 shares of common stock at exercise prices ranging from $.38 to $3.00 per share. Mr. Overstolz entered into an employment agreement in August 1999, and in October 1999 Mr. Overstolz was issued a warrant to purchase 1,000,000 shares of common stock at an exercise price of $2.125 per share.

     In May 1999, Mr. Feuless was issued a ten-year option to purchase 214,500 shares of common stock at an exercise price of $.25 per share. For Mr. Fueless' employment agreement in November 1999, Mr. Fueless was issued warrants to purchase an aggregate of 750,000 shares of common stock at exercise prices ranging from $2.37 to $3.00 per share.

    For services from May 1999 through November 1999, Mr. Sooley was issued five, five-year warrants to purchase a total of 45,000 shares of common stock and a warrant to purchase 14,100 shares of common stock, at exercise prices of $.22 per share. In November 1999, Mr. Sooley was issued warrants to purchase 1,000,000 shares of common stock at exercise prices ranging from $2.37 to $3.00 per share.

     In March 2000, Mr. White was issued warrants to purchase 1,000,000 shares of common stock at an exercise price of $7.94 per share.

                            PRINCIPAL STOCKHOLDERS


     The table below displays, as of March 31, 2000, the beneficial ownership of common stock of:

     .  our directors;

     .  our named executive officers;

     .  the holders of five percent or more of our common stock; and

     .  our officers and directors as a group.



                                                   NUMBER OF SHARES OF
NAME OF BENEFICIAL OWNERS                    COMMON STOCK BENEFICIALLY OWNED     PERCENTAGE OF OWNERSHIP
-------------------------                   ---------------------------------   -------------------------
John Frazier Overstolz...................                13,315,458                       29.3%

Charles W. Skamser.......................                 6,358,000                       14.3%

Michael M. Rotolo........................                 4,221,000                       11.1%

Kent Forrest.............................                 3,547,462                        9.3%

Thomas C. Pritchard......................                 2,889,890                        7.6%

Kyran O'Dwyer............................                    58,700                 less than 1%

All officers and directors as a group,
 (6) persons.............................                24,277,434                       46.5%


The address of each person listed on the table is 6060 Richmond Avenue, Houston, Texas 77057, except for:

     . Mr. Forrest, whose offices location is 133 Grogan's Point Road, The Woodlands, Texas 77380;

     . Mr. Pritchard, whose office location is 1111 Bagby Street, Suite 2450, Houston, Texas 77002; and

     . Mr. O'Dwyer, whose office location is 55 High Street, Ruislip, Middlesex, England HAA7AZ.

     We have determined beneficial ownership following the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included the shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 31, 2000, but we have not included those shares for purposes of computing the percentage ownership of any other person. We have assumed, unless indicated below, that the persons and entities named in the table have sole voting and investment power for all shares beneficially owned, subject to applicable community property laws.

     The beneficial ownership of the persons in the table above includes the following options or warrants to purchase our common stock that are currently exercisable or may be exercised by such person within 60 days of March 31, 2000:


            SECURITIES EXERCISABLE WITHIN 60 DAYS OF MARCH 31, 2000

                                                       OPTIONS / WARRANTS
                                                       -------------------
    John Frazier Overstolz..........................         7,431,667
    Charles W. Skamser..............................         6,358,000
    Michael M. Rotolo...............................                --
    Kent Forrest....................................                --
    Thomas C. Pritchard.............................           340,000
    Kyran O'Dwyer...................................             3,000
    All officers and directors as a group...........        14,172,642


     The beneficial ownership for John Frazier Overstolz includes 5,883,791 shares of common stock held by The Overstolz Family Living Trust. Mr. Overstolz is the trustee and beneficiary of the trust.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     We are authorized to issue 75,000,000 shares of common stock, and 10,000,000 shares of preferred stock.

COMMON STOCK


     As of March 31, 2000 there were 38,039,133 shares of common stock issued and outstanding and:

     . 25,617,186 shares are reserved for issuance on the exercise of warrants, not including the adjustable warrant discussed below;

     . 65,000 shares are reserved for issuance on the exercise of options outside our stock option plan; and

     . 2,314,450 shares are reserved for issuance on the exercise of options issued under our stock option plan.

     The holders of shares of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders. If we our required to go into liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities. Holders of common stock have no cumulative voting rights, and the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of common stock are entitled to dividends as declared by the board of directors out of funds legally available. The outstanding common stock is validly issued and non-assessable.

PREFERRED STOCK


     Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series. Our board of directors may also designate the rights, preferences, and privileges of each series of preferred stock, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

     .  restricting dividends on the common stock;

     .  diluting the voting power of the common stock;

     .  impairing the liquidation rights of the common stock; and

     . delaying or preventing a change in control of ebaseOne without further action by the stockholders.

We have no present plans to issue any shares of preferred stock.

WARRANTS


     As of March 31, 2000, we had issued warrants to purchase 25,617,186 shares of our common stock. Our officers and directors hold warrants to purchase an aggregate of 21,057,100 shares of common stock at exercise prices ranging from $0.125 to $7.94 per share, and with expiration dates ranging from April 2004 to August 2006. All of the warrants issued to officers and directors may be exercised on a cash-less basis. Additional warrants grant an aggregate purchase of 4,659,086 shares of common stock, have exercise prices ranging from $0.125 to $2.25 per share, and have expiration dates ranging from September 2001 to April 2004. Of the warrants not issued to officers and directors, warrants authorizing the purchase of 1,428,000 shares of common stock are exercisable on a cash-less basis.

     In November 1999, we issued additional warrants for our $9 million financing. We issued warrants to purchase a total of 1,283,332 shares of common stock at an exercise price of $5.18 per share with expiration dates ranging from November 2000 to November 2004. In addition, we may redeem warrants authorizing the purchase of 624,998 shares of common stock, if our common stock is at or above $10.36 per share for 20 consecutive trading days after the effective date of this registration statement. The shares underlying these warrants are included in this registration statement.

     In addition to the above warrants, we also issued two-year adjustable warrants that vest and become exercisable on or after February 15, 2000, if our common stock is trading below $5.31 per share. The purchase price is $.001 per share and the number of shares issuable is calculated as follows:

           Warrant shares   =  2,083,333   x   ($5.31 - adjustment price)
                               ------------------------------------------
                                           adjustment price

The adjustment price is the average of our three lowest common stock prices for any 30 consecutive trading days preceding a vesting date. The number of shares issuable under these warrants increase if and as the price of the common stock falls below $5.31. These warrants will cease to vest and become null and void for shares that have not vested if the closing price of our common stock is at or above $8.64 per share for 20 consecutive trading days after the effective date of this registration statement. As there is no limit on the number of shares issuable under these warrants, the issuance of shares on exercise of these warrants may have a severe dilutive effect. We have included 1,984 shares underlying these warrants in this registration statement. If we are required to issue any additional shares under this warrant, we will be required to register the resale of the shares on a new registration statement.

     The following table shows the approximate number of shares of common stock that the adjustable warrants may be converted into assuming the adjustment price discussed above is:

     . the same as our stock's market price as of March 31, 2000 or $6.66 per share;

     . 25% below our stock's market price as of March 31, 2000 or $5.00 per share;

     . 50% below our stock's market price as of March 31, 2000 or $3.33 per share;

     . 75% below our stock's market price as of March 31, 2000 or $1.67 per share; and

     . $8.63. If our common stock is at or above $8.64 per share for 20 consecutive trading days after the effective date of this registration statement the warrants become null and void.

                                 NUMBER OF SHARES       PERCENTAGE OF SHARES
ADJUSTMENT PRICE               ISSUABLE ON EXERCISE     ISSUABLE ON EXERCISE
----------------               ---------------------    ---------------------
$6.66 per share.............                       0                  0%
$5.00 per share.............                 129,167                 .3%
$3.33 per share.............               1,238,739                3.3%
$1.67 per share.............               4,540,917               11.9%
$8.63 per share.............                       0                  0%

     If these warrants are partially exercised and the holders sell the shares of common stock issued upon exercise into the market, the price of our common stock may decrease due to the additional shares in the market. If the price of our common stock decreases, the holders of these warrants will receive a greater number of shares upon the exercise of their remaining warrants. In addition, if our stock price decreases, it could encourage short sales by warrant holders or others, which could cause our stock price to further decrease. Short sales are sales of shares not previously owned by the seller.

DELAWARE ANTI-TAKEOVER STATUTE AND CHARTER PROVISIONS

     Delaware anti-takeover statute.  We are subject to the provisions of
Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to some exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     . Before this date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     . Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned:

             .  by persons who are directors and also officers, and

             . by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be offered in a tender or exchange offer; or

     . On or after the date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock, which is not owned by the interested stockholder.

     For purposes of Section 203, a business combination includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years before the date of determination whether the person is an interested stockholder, did own, 15% or more of the corporation's voting stock.

     Certificate of incorporation.  Our certificate of incorporation provides:

     . For the authorization of the board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions on the preferred stock; and

     . That special meetings of stockholders may be called only by our chairman of the board, our president, or a majority of the members of our board of directors.

     These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage transactions that may involve an actual or threatened change of control of ebaseOne. These provisions are designed to reduce the vulnerability of ebaseOne to an unsolicited proposal for a takeover of ebaseOne. However, these provisions could discourage potential acquisition proposals and could delay or prevent a change in control of ebaseOne. These provisions may also have the effect of preventing changes in the management of ebaseOne.

TRANSFER AGENT

     Liberty Transfer Company serves as the transfer agent for our common stock.

                        SHARES AVAILABLE FOR FUTURE SALE


     There is a limited market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect market prices prevailing from time to time. As described below, as of the date of this prospectus, only a limited number of shares will be available for sale. Nevertheless, sales of substantial amounts of our common stock in the public market in the future could hurt the prevailing market price and our ability to raise equity capital in the future.

     . As of March 31, 2000, we have 38,039,133 shares of common stock issued and outstanding.

     . Of these shares, upon the date of this prospectus, 10,523,857 shares will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are held by affiliates of ebaseOne. Affiliates of ebaseOne are people that control or are controlled by ebaseOne. This includes our officers, directors, and large shareholders.

     . The 27,515,276 remaining shares outstanding are eligible for public sale under Rule 144, commencing 90 days after the effective date of this registration statement, once these shares have been held for one year, except for 15,741,958 shares subject to a contractual lock-up agreement expiring on November 30, 2000.

     . In addition, 71,428 shares underlying warrants are being registered in this registration statement, and will be freely tradeable when issued upon exercise of these warrants.

SHARES OWNED FOR AT LEAST ONE YEAR MAY BE SOLD UNDER RULE 144.

     In general, under Rule 144, a person who has beneficially owned restricted shares for at least one year, including a person who may be considered to be our affiliate, would be entitled to sell, within any three-month period, a number of shares that does not exceed one percent of the number of shares of our common stock then outstanding. Rule 144 is available for sales beginning 90 days after the effective date of this prospectus and substantially all of our restricted shares will have been held for one year by May 2000, excluding 15,741,958 shares of common stock subject to a lock-up agreement. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information. We are unable to estimate accurately the number of restricted shares that will be sold under Rule 144 because this will depend in part on the market price of our common stock and the personal circumstances of the seller.

SHARES OWNED FOR AT LEAST TWO YEARS MAY BE SOLD UNDER RULE 144(k) BY NON-AFFILIATES OF EBASEONE.

     Under Rule 144(k), a person who is not considered to have been an affiliate of ebaseOne at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell shares without complying with the manner of sale, public information, volume limitation, or notice requirements discussed above. Therefore, unless otherwise restricted, shares may be sold under Rule 144(k) immediately following completion of the two year holding period without limitation.

SHARES ISSUED ON CONVERSION OF OPTIONS ISSUED UNDER OUR STOCK OPTION PLAN MAY BE SOLD UNDER RULE 701.

     In general, under Rule 701, any employee, consultant, or advisor of ebaseOne who purchased shares from us for a compensatory stock or option plan is eligible to resell the shares on May 24, 2000 in reliance on Rule 144, by complying with the applicable requirements of Rule 144, other than the holding period conditions. On May 24, 2000, options to purchase approximately 1,478,200 shares of common stock will be vested and exercisable and upon exercise may be sold under Rule 701.

     In the future we may file one or more registration statements on Form S-8 under the Securities Act to register additional shares of common stock issued under our current stock option plan or any other similar plan.

These registration statements may be filed after the effective date of this prospectus and will automatically become effective upon filing. Therefore, shares registered under these registration statements will be available for sale in the open market, unless the shares are subject to vesting or other restrictions.

LOCK-UP AGREEMENTS.


     All directors, all executive officers, and a few stockholders together hold an aggregate of approximately 18,519,951 shares of common stock, and warrants and options to purchase 19,444,500 shares of common stock. These stockholders have signed lock-up agreements that prevent them from selling 15,741,958 of the their shares of common stock, and 16,527,825 of the shares underlying their warrants and options until November 30, 2000. Upon expiration of the lock-up period, all of these shares will be freely tradable, subject to the limitations described above concerning Rule 144.

                              SELLING STOCKHOLDERS

     On November 15, 1999 a group of investors purchased an aggregate of 2,083,333 shares of our common stock and acquired warrants to purchase an aggregate of 833,332 shares of our common stock as well as adjustable warrants to purchase shares of our common stock as more fully described in the "Description of Capital Stock -- Warrants" section of this prospectus. Under a registration rights agreement granted as part of the transaction, Deephaven Private Placement Trading, Ltd. has requested that we register 173,610 shares of common stock, 69,444 shares of common stock underlying warrants to purchase our common stock, and a portion of the shares of common stock underlying adjustable warrants issued in this transaction. As a holder of the warrants and adjustable warrants, Deephaven Private Placement Trading, Ltd. is prohibited from using them to acquire shares of our common stock to the extent that the acquisition would result in Deephaven Private Placement Trading, Ltd., together with any of its affiliates, beneficially owning in excess of 4.999% of the outstanding shares of our common stock following the acquisition. This restriction may be waived by Deephaven Private Placement Trading, Ltd. on not less than 61 days notice to us.


     Since the number of shares of our common stock that will be issuable upon exercise of the adjustable warrants is based upon fluctuations of the market price of our common stock before any vesting date, the actual number of shares of our common stock that will be issuable and beneficially owned upon exercise of the adjustable warrants cannot be determined at this time. Because of this fluctuating characteristic, we have agreed to register a number of shares of our common stock that exceeds the number of our shares of common stock currently beneficially owned by Deephaven Private Placement Trading, Ltd.

     The number of shares of our common stock listed in the table below as being beneficially owned by Deephaven Private Placement Trading, Ltd. includes the shares of our common stock that are issuable to it, subject to the 4.999% limitation, upon exercise of the warrants. However, the 4.999% limitation would not prevent Deephaven Private Placement Trading, Ltd. from acquiring and selling more than 4.999% of shares of our common stock through a series of acquisitions and sales under the warrants while never beneficially owning more than 4.999% at any one time.

     This prospectus relates to the resale of 458,105 shares of common stock by the selling stockholders. The table below displays information concerning the resale of shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of common stock by the selling stockholders, although we may receive proceeds from the exercise of warrants, the underlying common stock of which is registered in this registration statement. Assuming all of the shares registered below are sold by the listed selling stockholders, none of the selling stockholders will continue to own any shares of our common stock.

                 RESALE OF COMMON STOCK BY SELLING STOCKHOLDERS


                         Shares Beneficially    Amount     Shares Beneficially
Stockholder              Owned Before Resale    Offered    Owned After Resale
-----------              -------------------    -------    ------------------

Deephaven Private
Placement Trading, Ltd.       243,054          245,038              0

CALP II Limited
Partnership                   170,453          170,453              0

McKinnon, Ian                  42,614           42,614              0

Total shares                  456,121          458,105              0

Cardinal Securities, LLC                          450,000             450,000          0
Deephaven Private Placement Trading, Ltd.         891,201             898,476          0
Vijay Alim Chandani Family Revocable               25,927              26,139          0
 Trust
Dimitry, Theodore                                  26,000              26,000          0
Franz Jr., A.M.                                    10,638              10,638          0
Franz, Allan                                       50,000              50,000          0
House, Vicki L.                                    10,638              10,638          0
Kahalifa, Mohamed Ghaus                            81,018              81,679          0
Kazi, Zubair                                      184,722             186,230          0
Kerbow, R..B.                                      15,000              15,000          0
Littleton, Alvin J.                                15,957              15,957          0
Marburger, Robert                                  26,597              26,597          0
Mazda Construction, Inc.                           26,596              26,596          0
McCartney, J.W.                                    15,000              15,000          0
McClendon, III, Sidney                             26,000              26,000          0
McKinnon, Michelle                                 42,614              42,614          0
Meehan, John E.                                    11,000              11,000          0
Milner, Ronnie                                     30,000              30,000          0
New Crescent Investors, L.L.C.                  1,263,887           1,274,204          0
Newall, German                                     30,300              30,300          0
Owesh, Tajunnisa                                  226,851             228,703          0
Regency Crossing LLC                               63,830              63,830          0
Smith, Douglas P.                                   6,000               6,000          0
Thomason, Paul                                     99,000              99,000          0
TOTAL SHARES                                    3,971,341           3,993,166          0

     The shares above for Cardinal Securities, LLC include 450,000 shares of common stock underlying a warrant. The persons who have voting and investment control over the shares above for Cardinal Securities, LLC are Rob Rosenstein, Scott Cook, and Dave Doherd.

     The shares above for Marvin Black include 25,000 shares of

     Deephaven Private Placement Trading Ltd. is a private investment fund that is owned by its investors and that is managed by Deephaven Capital Management LLC. Deephaven Capital Management LLC has voting and investment control over the share above owned by Deephaven Private Placement Trading Ltd. Deephaven Capital Management LLC is an indirect subsidiary of Knight/Trimark Group, Inc.

     Ian McKinnon and CALP II Limited Partnership are affiliates of a Canadian broker dealer. CALP II Limited Partnership is managed by persons who are affiliates of a broker dealer.

     Deephaven Private Placement Trading Ltd., Ian McKinnon, and CALP II Limited Partnership have represented to us that:

    . they acquired our securities listed above in the ordinary course of business, and

    . they did not have any agreement or understanding, directly or indirectly, with any person to distribute the securities at the time that the securities being registered above were acquired.

                              PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, assignees, and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

     . ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     . block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     . purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     . an exchange distribution following the rules of the applicable exchange;

     .  privately negotiated transactions;

     .  short sales or sales of shares not previously owned by the seller;

     . broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

     .  a combination of any such methods of sale; and


     .  any other method permitted under applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.


     The selling stockholders may also engage in:

     . short sales against the box, which is making a short sale when the seller already owns the shares,

     . puts, which is a contract requiring the person buying the contract to sell shares at a specified price before a specified date, and

     . calls, which is a contract giving the person buying the contract the right to buy shares at a specified price before a specified date and other transactions in our securities or in derivatives of our securities.

     The selling stockholders may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may offer and sell the pledged shares.

     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders in amounts to be negotiated. If any broker-dealer acts as agent for the purchaser of shares, the broker-dealer may receive commission from the purchaser in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be considered to be underwriters within the meaning of the Securities Act for the sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. Any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

     We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against some losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                    EXPERTS

     The financial statements of ebaseOne Corporation appearing in this S-1 registration statement have been audited by Hein + Associates, LLP, independent auditors, as disclosed in their report appearing elsewhere in this registration statement and are included in reliance on the report given on the authority of Hein + Associates, LLP, as experts in accounting and auditing.

                                 LEGAL MATTERS


     Brewer & Pritchard, P.C., Houston, Texas, will give an opinion that the offered shares will be validly authorized and issued by ebaseOne and fully paid and nonassessable. Principals of Brewer & Pritchard, P.C. beneficially own 3,757,101 shares of common stock.


                      WHERE YOU CAN FIND MORE INFORMATION


     We have filed a registration statement on Form S-1 with the SEC for this offering. In addition, after we complete this offering, we will be required to file annual, quarterly, and current reports with the SEC. We intend to furnish our common stockholders with annual reports containing, audited financial statements certified by an independent public accounting firm.

     This prospectus is part of the registration statement and does not contain all of the information included in the registration statement and all of its exhibits. Whenever a reference is made in this prospectus to any material document of ours, you should refer to the exhibits that are a part of the registration statement for a copy of the document. We have included all material information about the exhibits in this prospectus.

     You may read and copy our registration statement and all of its exhibits at the SEC public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The registration statement is also available from the SEC's web site at http://www.sec.gov. The SEC's web site located at www.sec.gov contains reports, proxy and information statements, and other information about issuers that file electronically, including ebaseOne.

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
ebaseOne Corporation (previously Prime Net Corporation)
Houston, Texas

We have audited the accompanying consolidated balance sheets of ebaseOne Corporation (previously Prime Net Corporation) as of September 30, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended September 30, 1999. These consolidated financial statements are the responsibility of ebaseOne's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ebaseOne Corporation (previously Prime Net Corporation) as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that ebaseOne Corporation (previously Prime Net Corporation) will continue as a going concern. As more fully discussed in note 10 to the financial statements, ebaseOne incurred losses of $224,652, $471,844, and $3,458,657 for the years ended September 30, 1997, 1998 and 1999. As a result of these losses, ebaseOne's working capital position and ability to generate sufficient cash flows from operations to meet its operating and capital requirements have deteriorated. These matters raise substantial doubt about ebaseOne's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Hein + Associates LLP
Houston, Texas
October 25, 1999
(except for Note 14, as to which
the date is November 16, 1999)

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

                         CONSOLIDATED BALANCE SHEETS


                                                                                September 30,                        December 31,
                                                                -----------------------------------------        ----------------
                                                                        1998                    1999                     1999
                                                                ----------------        -----------------        ----------------
                                                                                                                     (unaudited)
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents                                             $ 152,282              $   308,444             $ 4,804,806
 Accounts receivable, no allowance for doubtful accounts:
   Trade                                                                 126,851                   39,698                  74,748
   Employee                                                                1,700                    2,500                       -
 Note receivable                                                               -                        -                  60,000
 Other current assets                                                      2,378                        -                       -
                                                                       ---------              -----------             -----------
     Total current assets                                                283,211                  350,642               4,939,554
INVESTMENT IN MARKETABLE EQUITY SECURITIES,
 at market                                                                     -                    6,000                  12,294
PROPERTY AND EQUIPMENT, net                                               81,131                  332,557                 351,334
OTHER ASSETS                                                               6,463                   11,940                  37,329
                                                                       ---------              -----------             -----------
     Total assets                                                      $ 370,805              $   701,139             $ 5,340,511
                                                                       =========              ===========             ===========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
 Short-term borrowings                                                 $       -              $   110,000             $         -
 Current portion of long-term debt                                        26,173                   54,567                  49,176
 Current portion of capital lease obligation                               2,058                   19,319                  19,319
 Notes payable to stockholders                                            32,150                    5,000                       -
 Trade accounts payable                                                  132,854                  372,613                 101,450
 Accrued liabilities                                                      24,182                  173,637                 237,201
 Deferred revenue                                                              -                   73,907                  24,083
                                                                       ---------              -----------             -----------
     Total current liabilities                                           217,417                  809,043                 431,229
LONG-TERM DEBT, net of current portion                                    30,583                  360,095                 231,455
CAPITAL LEASE OBLIGATION, net of current portion                           2,066                   56,020                  64,352
                                                                       ---------              -----------             -----------
     Total liabilities                                                   250,066                1,225,158                 727,036
COMMITMENTS AND CONTINGENCIES  (Notes 9 and 10)
STOCKHOLDERS' EQUITY (DEFICIT):
 Note receivable from stockholder                                              -                   (8,000)                 (8,000)
 Preferred stock, $.001 par value, 10,000,000 shares
  authorized; none issued                                                      -                        -                       -
 Common stock subscribed (279,959 shares)                                      -                      280                       -
 Common stock, $.001 par value; 75,000,000 shares
  authorized; 21,642,030 shares, 34,697,704 shares and
  37,625,612 shares issued and outstanding at September
  30, 1998 and 1999 and December  31, 1999                                21,641                   34,698                  37,626
 Additional paid-in capital                                              797,296                3,602,558              11,697,939
 Accumulated deficit                                                    (698,198)              (4,156,855)             (7,123,684)
 Accumulated other comprehensive income                                        -                    3,300                   9,594
                                                                       ---------              -----------             -----------
     Total stockholders' equity (deficit)                                120,739                 (524,019)              4,613,475
                                                                       ---------              -----------             -----------
Total Liabilities and Stockholders' Equity (Deficit)                   $ 370,805              $   701,139             $ 5,340,511
                                                                       =========              ===========             ===========

      See accompanying notes to these consolidated financial statements.

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                      Three Months Ended
                                                     Years Ended September 30,                           December 31,
                                         -------------------------------------------------       -----------------------------
                                             1997              1998              1999               1998              1999
                                         -------------      ------------     -------------       -----------       -----------
                                                                                                          (unaudited)
REVENUES:
 Product sales                           $    14,948       $   362,008        $   448,523       $   135,578        $   205,928
 Service revenue                              49,989           322,011            205,286            53,004             30,535
                                         -----------       -----------        -----------       -----------        -----------
                                              64,937           684,019            653,809           188,582            236,463
OPERATING EXPENSES:
 Cost of goods sold - products                18,153           220,686            357,171            97,450            108,689
 Compensation - technical staff:
   Non-cash compensation                           -                 -             27,646                 -             43,281
   Other                                      10,050           217,823            288,260            67,327            118,470
                                         -----------       -----------        -----------       -----------        -----------
                                              10,050           217,823            315,906            67,327            161,751
 General and administrative expenses:
   Non-cash compensation                           -                 -          1,507,962                 -          1,913,254
   Other                                     253,216           700,192          1,785,133           179,662          1,005,442
                                         -----------       -----------        -----------       -----------        -----------
                                             253,216           700,192          3,293,095           179,662          2,918,696

INTEREST, NET                                  8,170            17,168            146,294             4,847             14,156
                                         -----------       -----------        -----------       -----------        -----------

NET LOSS                                 $  (224,652)      $  (471,844)       $(3,458,657)      $  (160,704)       $(2,966,829)
                                         ===========       ===========        ===========       ===========        ===========

NET LOSS PER SHARE - BASIC
  AND DILUTED                                  $(.02)            $(.03)             $(.13)            $(.01)             $(.08)
                                         ===========       ===========        ===========       ===========        ===========

WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING                12,607,872        15,660,008         26,966,773        21,642,000         36,441,617
                                         ===========       ===========        ===========       ===========        ===========


      See accompanying notes to these consolidated financial statements.

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                            AND COMPREHENSIVE INCOME

             PERIOD FROM OCTOBER 1, 1996 TO DECEMBER 31, 1999

                                                                         Common Stock
                                                 Note                     Subscribed                        Common Stock
                                              Receivable      ----------------------------------    ---------------------------
                                             Stockholder          Shares             Amount            Shares          Amount
                                             --------------   ---------------    ---------------    ------------    -----------
BALANCES, October 1, 1996                       $      -                  -           $      -       11,505,280          $11,506
 Common stock issued for cash                          -                  -                  -        1,725,795            1,725
 Exercise of warrants                                  -                  -                  -          479,388              479
 Net loss                                              -                  -                  -                -                -
                                             -----------       ------------       ------------       ----------          -------
BALANCES, September 30, 1997                           -                  -                  -       13,710,463           13,710
 Common stock issued for compensation                  -                  -                  -          119,851              120
 Common stock issued for cash                          -                  -                  -          781,400              781
 Exercise of warrants                                  -                  -                  -        1,284,762            1,284
 Conversion of notes payable and
  related accrued interest due
  to stockholders                                      -                  -                  -          441,554              442
 Issuance of common stock to
   acquire Vectron                                     -                  -                  -        5,304,000            5,304
 Net loss                                              -                  -                  -                -                -
                                             -----------       ------------       ------------       ----------          -------
BALANCES, September 30, 1998                           -                  -                  -       21,642,030           21,642
 Issuance of common stock to acquire
   Norske                                              -                  -                  -        6,307,357            6,307
 Common stock issued for services                      -                  -                  -          113,636              114
 Conversion of accounts payable                        -            159,234                159          121,584              122
 Exercise of warrants                                  -                  -                  -        2,876,322            2,876
 Common stock issued for compensation-
   employees and cash                             (8,000)                 -                  -          816,000              816
 Common stock issued for compensation-
   services and cash                                   -                  -                  -        1,457,139            1,457
 Proceeds from sale of common stock                    -            120,725                121        1,363,636            1,365
 Warrants issued for compensation-services             -                  -                  -                -                -
 Warrants issued for compensation-employees            -                  -                  -                -                -
 Options issued for compensation-employees             -                  -                  -                -                -
   Imputed interest on debentures
    convertible at a discount to market                -                  -                  -                -                -
 Comprehensive loss:
   Net loss                                            -                  -                  -                -                -
   Unrealized gain on marketable
    equity securities                                  -                  -                  -                -                -

   Comprehensive loss                                  -                  -                  -                -                -
                                             -----------       ------------       ------------       ----------          -------
BALANCES, September 30, 1999                      (8,000)           279,959                280       34,697,704           34,698
 Proceeds from sale of common stock
  (unaudited)                                          -           (279,959)              (280)       2,558,499            2,558
 Exercise of warrants (unaudited)                      -                  -                  -          340,909              341
 Exercise of options (unaudited)                       -                  -                  -           28,500               29
 Warrants issued for compensation-
  employees (unaudited)                                -                  -                  -                -                -
 Options issued for compensation-
  employees (unaudited)                                -                  -                  -                -                -
 Comprehensive loss:
   Net loss (unaudited)                                -                  -                  -                -                -
   Unrealized gain on marketable
    equity securities (unaudited)                      -                  -                  -                -                -
   Comprehensive loss (unaudited)                      -                  -                  -                -                -
                                             -----------       ------------       ------------       ----------          -------
Balances, December 31, 1999 (unaudited)          $(8,000)                 -           $      -       37,625,612          $37,626
                                             ===========       ============       ============       ==========          =======

                                                                                                 Accumulated
                                                                                                    Other
                                                               Additional                           Compre-
                                                                Paid In           Accumulated       hensive
                                                                Capital             Deficit         Income         Total
                                                             --------------     -------------     ----------    ------------
BALANCES, October 1, 1996                                       $    98,705       $    (1,702)            -      $   108,509
 Common stock issued for cash                                       103,275                 -             -          105,000
 Exercise of warrants                                                24,521                 -             -           25,000
 Net loss                                                                 -          (224,652)            -         (224,652)
                                                                -----------       -----------       -------      -----------
BALANCES, September 30, 1997                                        226,501          (226,354)            -           13,857
 Common stock issued for compensation                                 6,107                 -             -            6,227
 Common stock issued for cash                                        33,218                 -             -           34,000
 Exercise of warrants                                               100,690                 -             -          101,974
 Conversion of notes payable and
  related accrued interest due
  to stockholders                                                    36,113                 -             -           36,555
 Issuance of common stock to
   acquire Vectron                                                  394,666                 -             -          399,970
 Net loss                                                                 -          (471,844)            -         (471,844)
                                                                -----------       -----------       -------      -----------
BALANCES, September 30, 1998                                        797,295          (698,198)            -          120,739
 Issuance of common stock to acquire
   Norske                                                           632,758                 -             -          639,065
 Common stock issued for services                                    24,886                 -             -           25,000
 Conversion of accounts payable                                      82,583                 -             -           82,864
 Exercise of warrants                                                47,124                 -             -           50,000
 Common stock issued for compensation-
   employees and cash                                               789,934                 -             -          782,750
 Common stock issued for compensation-
   services and cash                                                144,340                 -             -          413,483
 Proceeds from sale of common stock                                 411,998                 -             -          145,797
 Warrants issued for compensation-services                           35,836                 -             -           35,836
 Warrants issued for compensation-employees                         426,088                 -             -          426,088
 Options issued for compensation-employees                          110,716                 -             -          110,716
   Imputed interest on debentures
    convertible at a discount to market                              99,000                 -             -           99,000
 Comprehensive loss:
   Net loss                                                               -        (3,458,657)            -       (3,458,657)
   Unrealized gain on marketable
    equity securities                                                     -                 -         3,300            3,300
                                                                                                                 -----------
   Comprehensive loss                                                     -                 -             -       (3,455,357)
                                                                -----------       -----------       -------      -----------
BALANCES, September 30, 1999                                      3,602,558        (4,156,855)        3,300         (524,019)
 Proceeds from sale of common stock
  (unaudited)                                                     5,963,722                 -             -        5,966,000
 Exercise of warrants (unaudited)                                   138,153                 -             -          138,494
 Exercise of options (unaudited)                                     36,971                 -             -           37,000
 Warrants issued for compensation-
  employees (unaudited)                                           1,625,936                 -             -        1,625,936
 Options issued for compensation-
  employees (unaudited)                                             330,599                 -             -          330,599
 Comprehensive loss:
   Net loss (unaudited)                                                   -        (2,966,829)            -       (2,966,829)
   Unrealized gain on marketable
    equity securities (unaudited)                                         -                 -         6,294            6,294
   Comprehensive loss (unaudited)                                         -                 -             -        2,960,535
                                                                -----------       -----------       -------      -----------
Balances, December 31, 1999 (unaudited)                         $11,697,939       $(7,123,684)       $9,594      $ 4,613,475
                                                                ===========       ===========       =======      ===========

      See accompanying notes to these consolidated financial statements.

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                           Three Months Ended
                                                           Years Ended September 30,                          December 31,
                                               -------------------------------------------------     -----------------------------
                                                   1997             1998              1999              1998              1999
                                               ------------     -------------     --------------     ------------      -----------
                                                                                                              (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                       $(224,652)       $(471,844)       $(3,458,657)       $(160,704)       $(2,966,829)
  Adjustments to reconcile net income to
   net cash used in operating activities:
     Depreciation                                   17,715           23,131             54,022           13,455             22,349
     Bad debt expense                                    -                -             20,178                -                  -
     Imputed interest on debentures
      convertible at a discount to market                -                -             99,000                -                  -
     Common stock issued for compensation-
      employees                                          -            6,227            776,750                -                  -
     Issuance of stock to retire accrued
      interest to stockholder                            -            1,305                  -                -                  -
     Common stock issued for compensation-
      services                                           -                -            186,218                -                  -
     Warrant issued for compensation-
      employees                                          -                -            426,088                -          1,625,936
     Warrant issued for compensation-
      services                                           -                -             35,836                -                  -
     Options issued for compensation-
      employees                                          -                -            110,716                -            330,599
     Changes in assets and liabilities:
      Accounts receivable                           12,683         (110,189)            66,175           41,724            (32,550)
      Deferred revenue                                   -                -             73,907                -            (49,824)
      Trade accounts payable                        16,281           96,173            283,659           34,058           (271,163)
      Accrued liabilities                             (500)          24,182            149,455          (24,182)            63,564
      Prepaid expenses                                   -           (7,673)                 -                -                  -
      Other assets                                  (7,374)           6,637             (3,099)         (10,321)           (25,389)
                                                 ---------        ---------        -----------        ---------        -----------
       Net cash used in operating activities      (185,847)        (432,051)        (1,179,752)        (105,970)        (1,303,307)

      See accompanying notes to these consolidated financial statements.

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

                CONSOLIDATED STATEMENTS OF CASH FLOWS, continued


CASH FLOWS FROM INVESTING ACTIVITIES:
  Furniture and equipment                              (7,184)        (57,438)        (221,426)        (57,055)          (26,982)
  Advances on note receivable                               -               -                -               -           (60,000)
  Purchase of marketable equity securities                  -               -           (2,700)              -                 -
                                                     --------       ---------       ----------       ---------        ----------
       Net cash used in investing activities           (7,184)        (57,438)        (224,126)        (57,055)          (86,982)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances on demand notes payable from
   stockholders                                        20,000          47,400            5,000               -            (5,000)
  Advances on notes payable                                 -         270,420          617,605         115,311                 -
  Repayments of notes payable                         (20,007)       (240,599)        (181,849)        (68,103)         (244,031)
  Repayments of capital lease obligations                   -          (1,723)         (12,807)           (497)           (5,812)
  Proceeds from sale of common stock                  105,000          34,000          443,026               -         5,966,000
  Issuance of common stock to acquire Vectron               -         399,970                -               -                 -
  Issuance of common stock to acquire Norske                -               -          639,065               -                 -
  Exercise of warrants                                 25,000         101,974           50,000               -           138,494
  Exercise of options                                       -               -                -               -            37,000
                                                     --------       ---------       ----------       ---------        ----------
       Net cash provided by financing
        activities                                    129,993         611,442        1,560,040          46,711         5,886,651
                                                     --------       ---------       ----------       ---------        ----------
INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                          (63,038)        121,953          156,162        (116,314)        4,496,362
CASH AND CASH EQUIVALENTS, at beginning
  of period                                            93,367          30,329          152,282         152,282           308,444
                                                     --------       ---------       ----------       ---------        ----------
Cash and Cash Equivalents, at end of period          $ 30,329       $ 152,282       $  308,444       $  35,968        $4,804,806
                                                     ========       =========       ==========       =========        ==========
Supplemental Cash Flow Information:
  Cash paid for interest                             $  8,220       $  15,863       $   43,522       $   4,847        $   14,156
                                                     ========       =========       ==========       =========        ==========
  Equipment acquired under capital leases            $      -       $   5,847       $   84,022       $       -        $   14,144
                                                     ========       =========       ==========       =========        ==========
  Notes payable and accrued interest payable to
   stockholders converted to common stock            $      -       $  36,555       $        -       $       -        $        -
                                                     ========       =========       ==========       =========        ==========
  Account payable converted to common stock          $      -       $       -       $   43,900       $       -        $        -
                                                     ========       =========       ==========       =========        ==========
  Note received in exchange for common stock         $      -       $       -       $    8,000       $       -        $        -
                                                     ========       =========       ==========       =========        ==========

      See accompanying notes to these consolidated financial statements.

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)
               Information After September 30, 1999 is Unaudited

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

    Organization - Vectron, Inc. was incorporated under the laws of Nevada on November 7, 1997. September 1998, Vectron acquired the majority of the outstanding common stock of Prime Net Corporation and changed its name to Synoptech Solutions Group, Inc. Norske Energy Corporation was incorporated under the laws of the state of Delaware on September 15, 1997. In May 1999, Norske acquired all of the outstanding common stock of Synoptech and changed its name to ebaseOne Corporation. Prime Net, a privately held corporation and operating subsidiary, was incorporated under the laws of the state of Texas in October 1990 to provide financial services in the small business arena.

    In October 1996, Prime Net began developing computer and business software solutions for small and mid-market companies. In September 1998, Prime Net's business model changed to begin the process of becoming a high tech business solutions firm while developing an applications data center. ebaseOne is currently located in Houston, Texas. See note 2 "Reverse Acquisitions."

    For accounting purposes, the acquisitions have been treated as reverse acquisitions. The historical financial statements before May 1999 are those of Prime Net. No proforma information giving effect to the Vectron and Norske transactions has been presented because Vectron and Norske had no operating activities at the time of the acquisition. No goodwill arose from these transactions, and all transaction costs were expensed as incurred.

    Principles of Consolidation - The accompanying consolidated financial statements include the accounts of ebaseOne and all of its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

    Revenue Recognition - ebaseOne sells both software considered to be off the shelf, as defined by Statement of Position 97-2, and software that is not considered to be off the shelf. In both instances, if services are sold with the software products, the revenue from both the sale of the software and the related services are recognized on the percentage of completion method of accounting. To the extent software is sold without services, revenue is recognized upon delivery.

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

               Information After September 30, 1999 is Unaudited

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:  (continued)

    Property and Equipment - Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Leasehold improvements are amortized using the straight-line method over the term of the lease. Major improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations.

    Income Taxes - ebaseOne accounts for income taxes on the liability method under which the amount of deferred income taxes is based upon the tax effects of the differences between the financial and income tax basis of ebaseOne's assets and liabilities and operating loss carryforwards at the balance sheet date based upon existing laws. Deferred tax assets are recognized if it is more likely than not that the future income tax benefit will be realized.

    Long-lived Assets - ebaseOne reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. ebaseOne has not identified any such impairment losses.

    Cash Equivalents - For purposes of reporting cash flows, cash equivalents include highly liquid investments purchased with maturity of three months or less at the date of purchase.

    Concentration of Credit Risk - Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. Management does not believe a significant credit risk exists at December 31, 1999. ebaseOne maintains deposits in banks which exceed, at times, the federal deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any possible deposit loss is minimal.

    Use of Estimates - The preparation of ebaseOne's financial statements, in conformity with generally accepted accounting principles, requires ebaseOne's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

               Information After September 30, 1999 is Unaudited

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:  (continued)

    Comprehensive Income (Loss) - Comprehensive income is defined as all changes in stockholders' equity, exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries, and certain changes in minimum pension liabilities. The Company's comprehensive income was equal to its net loss for the years ended September 30, 1997 and 1998.

    Marketable Securities - ebaseOne's marketable equity securities are accounted for as available for sale securities. ebaseOne's marketable equity securities are stated at fair value, with unrealized gains and losses recognized in stockholders' equity. ebaseOne records the purchases and sales of marketable securities and records realized gains and losses on the trade date. Realized gains or losses on the sale of securities are recognized on the specific identification method.

    Earnings Per Share - Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is calculated under the treasury stock method and reflects the potential dilution that could occur if options and warrants were exercised. The dilutive effect of stock options and warrants was not calculated in the accompanying statements of operations because ebaseOne incurred a loss in each period.

    Unauited Interim Information - The accompanying financial information as of December 31, 1999 and for the three-month periods ended December 31, 1998 and 1999 has been prepared by ebaseOne, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements reflect all adjustments, consisting of normal recurring accruals, which are, in the opinion of management, necessary to fairly present such information in accordance with generally accepted accounting principles.

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

               Information After September 30, 1999 is Unaudited

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.  REVERSE ACQUISITION BY PRIME NET:

    On August 18, 1998, the shareholders of Prime Net approved a merger with Vectron. After the completion of the merger, Vectron changed its name to Synoptech. Each outstanding share of common stock of Prime Net, par value $.01 per share, was converted to the right to receive .4699 shares of Synoptech, par value $.01 per share. For financial statement purposes, Prime Net is considered the acquiring company, and this transaction has been treated as a purchase by Prime Net of Synoptech. For legal purposes, however, Synoptech remained the surviving entity. The combined entity retained Synoptech's capital structure, and the common stock transactions before the merger have been restated using the .4699 exchange ratio. At the time of the merger, Vectron had total assets of $399,970, consisting exclusively of cash, and no liabilities.

    Synoptech assumed Prime Net's existing warrants issued in connection with certain services provided and various financing transactions. The number of shares subject to purchase under the warrant agreements was adjusted by multiplying the number of Prime Net warrant shares by the exchange ratio of .4699 shares. The exercise price of the warrants was adjusted by dividing the stated exercise price by the exchange ratio. At the conclusion of the merger, the Company had 21,603,678 shares of common stock outstanding. Immediately prior to the merger, Prime Net had 8,520,270 shares outstanding before applying the exchange ratio of .4699 per share.

    On April 22, 1999, the stockholders of Synoptech approved a merger with Norske. Each outstanding share of common stock of Synoptech, par value $.01 per share, was converted to the right to receive 4.08 shares of Norske, par value $.001 per share. For financial statement purposes, Synoptech is considered the acquiring company, and this transaction has been treated as a purchase by Synoptech of Norske. For legal purposes, Norske remained the surviving entity. The combined entity retained Norske's capital structure, and the common stock transactions before the second merger have been restated using the 4.08 exchange ratio. At the time of the second merger, Norske had total assets of $639,065, consisting exclusively of cash, and no liabilities. Immediately prior to the merger, Synoptech had 6,596,342 shares outstanding before applying the exchange ratio of 4.08 per share.

    Norske assumed Synoptech's existing warrants issued in connection with services provided and various financing transactions. The number of shares subject to purchase under the warrant agreements was adjusted by multiplying the number of Synoptech warrant shares by the exchange ratio of 4.08 shares. The exercise price of the warrants was adjusted by dividing the stated exercise price by the exchange ratio. After the completion of the second merger, Norske changed its name to ebaseOne Corporation. At the conclusion of the second merger, ebaseOne had 33,220,432 shares of common stock outstanding.

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

               Information After September 30, 1999 is Unaudited

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. PROPERTY AND EQUIPMENT:

    Property and equipment consists of the following:

                                                           September 30,
                                            ----------------------------------------           December 31,
                                                    1998                    1999                   1999
                                            -----------------       ----------------       ----------------
Furniture and fixtures                              $  49,042              $ 104,660              $ 110,066
Computer equipment                                    108,375                259,004                275,614
Equipment                                                   -                 18,482                 36,071
Vehicles                                               26,915                 45,478                 45,478
Leasehold improvements                                  6,912                 53,366                 54,887
                                                    ---------              ---------              ---------
                                                      191,244                480,990                522,116
Accumulated depreciation                             (110,113)              (148,433)              (170,782)
                                                    ---------              ---------              ---------
                                                    $  81,131              $ 332,557              $ 351,334
                                                    =========              =========              =========

4. SHORT-TERM BORROWINGS:

    Short-term borrowings consist of the following:

                                                          September 30,
                                            ---------------------------------------         December 31,
                                                    1998                  1999                  1999
                                            -----------------      ----------------      ----------------
Revolving line of credit with a bank           $         -                 $ 50,000         $        -
Note payable to a company                                -                   60,000                  -
                                               -----------                 --------         ----------
                                               $         -                 $110,000         $        -
                                               ===========                 ========         ==========

    In October 1998, ebaseOne obtained a $50,000 revolving line of credit with a bank with a maturity date of October 29, 1999, collateralized by bank accounts at the bank, furniture and fixtures, and accounts receivable. Interest is payable monthly at prime plus 1%. The line expired during the three-month period ended December 31, 1999.


    During July 1999, ebaseOne borrowed $60,000 from an entity, with interest at 10%. The note was paid off during the three-month period ended December 31, 1999.

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

               Information After September 30, 1999 is Unaudited

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. LONG-TERM DEBT:

    Long-term debt consists of the following:

                                                                              September 30
                                                               --------------------------------------         December 31,
                                                                       1998                  1999                  1999
                                                               ----------------      ----------------      ----------------
Demand note payable to a bank, due in monthly installments of
 $1,425 with interest of 9.50% through October 1999, and
 collateralized by furniture and equipment. This note is
 guaranteed by a significant stockholder of ebaseOne.                  $ 15,600              $    448         $           -
Note payable to a financial institution, due in monthly
 installments of $541 with interest of 7.70% through October
 2000, and collateralized by a vehicle.                                  12,382                     -                     -
Note payable to a stockholder, due in monthly installments of
 $723 with interest of 9.50% through October 2002, and
 collateralized by equipment.                                            28,774                23,107                     -
Notes payable to financial institutions due in monthly
 installments ranging from $239 to $1,147 with interest
 ranging from 7.95% to 21.03% through October 2004,
 collateralized by a vehicle, computer equipment, furniture
 and other equipment.                                                         -               292,107               280,631
Convertible note payable to an individual. Principal and
 interest at 10% is due October 2000. The note is unsecured
 and is convertible into approximately 105,319 shares of
 ebaseOne's common stock at any time before October 2002. The note was paid off in the three-month period ended December
 31, 1999.                                                                    -                99,000                     -
                                                                       --------              --------              --------
                                                                         56,756               414,662               280,631
      Less current maturities                                           (26,173)              (54,567)              (49,176)
                                                                       --------              --------              --------
      Total long-term debt                                             $ 30,583              $360,095              $231,455
                                                                       ========              ========              ========

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

               Information After September 30, 1999 is Unaudited

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  LONG-TERM DEBT:  (continued)

    The following are scheduled maturities of notes payable at December 31, 1999:

          Years Ending
          December 31,                         Amount
        ----------------                 ----------------
              2000                               $ 49,176
              2001                                 57,281
              2002                                 66,836
              2003                                 78,114
              2004                                 29,224
                                                 --------
                                                 $280,631
                                                 ========


6.  STOCKHOLDERS' EQUITY:

    Common Stock Subscribed - In September 1999, ebaseOne received $113,482 and services totaling $29,000 for 279,959 shares of common stock. As of September 30, 1999, the shares had not been issued and were accounted for as common stock subscribed. The shares were issued during the three-month period ended December 31, 1999.

    Stock Issuances - ebaseOne sold 1,725,795 shares of common stock to various individuals during fiscal year 1997 for cash of $105,000. During 1997, warrants were exercised by a stockholder to purchase 479,388 shares of common stock at an exercise price of approximately $.05.

    ebaseOne sold 781,400 shares of common stock to various individuals during fiscal year 1998 for cash of $34,000. During 1998, the chairman of the board and another stockholder each converted a note payable and accrued interest totaling $36,555 to 441,554 shares of common stock. ebaseOne issued 119,852 shares of common stock to various individuals for services provided to ebaseOne during fiscal 1998. During 1998, warrants were exercised by two stockholders to purchase 1,246,407 and 38,355 shares of stock at an exercise price of approximately $.08 and $.05.

    The net assets of Vectron, which totaled approximately $400,000 as of the merger date, and the 5,304,000 common shares of Vectron outstanding before the merger have been recorded as an increase in common stock and additional paid-in capital.

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

               Information After September 30, 1999 is Unaudited

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  STOCKHOLDERS' EQUITY:  (continued)

    ebaseOne sold 1,729,815 shares of common stock to various individuals during fiscal year 1999 for cash of $467,482. During fiscal 1999, the chief financial officer purchased 816,000 shares of common stock for $14,000. Compensation expense of $6,000 was recorded in connection with this transaction to reflect the sale of stock below fair value. ebaseOne issued 121,584 shares of common stock to convert accounts payable totaling $43,900. One individual purchased 1,457,139 shares of common stock for $25,000. Consulting expense of $19,714 was recorded in connection with this transaction to reflect the sale of stock below fair value. During fiscal 1999, warrants were exercised by one stockholder to purchase 2,876,322 shares of common stock at an exercise price of approximately $.02.

    The net assets of Norske totaled approximately $639,065 as of the merger date, and the 6,307,357 common shares of Norske outstanding before the merger have been recorded as an increase in common stock and additional paid-in capital.

    Between October 2, 1999 and November 12, 1999, ebaseOne issued 475,168 shares of common stock at $.94 per share for total proceeds of $445,921.

    On November 15, 1999 ebaseOne executed an agreement to issue 2,083,331 shares of common stock for $9,000,000, of which ebaseOne received $5,481,200, net of transaction costs, and the remaining $3,000,000, net of transaction cost will be received on the second trading day following the date that the registration statement to be filed by ebaseOne with the Securities Exchange Commission has been declared effective. The purchasers were issued two warrants each to acquire 416,666 shares of common stock at $5.18 per share. These warrants expire on November 15, 2004. A third adjustable warrant was issued to acquire common stock of ebaseOne at an exercise price of $.001 per share based upon the following formula:

     2,083,333 X ($5.31 - Per Share Market Value) / Per Share Market Value

    The adjustable warrant expires on November 15, 2001.

    The fair value of the warrants based upon the Black-Scholes option pricing model was $11,984,456 using the following assumptions: risk-free rate of return of 5%; volatility of 281,54%; no assumed dividend yield; an expected life of 1.5 years; and the quoted market price of our common stock on the date the warrants were issued.

    A warrant was also issued to the placement agent to acquire 450,000 shares of common stock at $5.18 per share. This warrant expires on November 15, 2004. The fair value of the warrant based upon the Black-Scholes option pricing model was $6,423,481 using the following assumptions: risk-free rate of return of 5%; volatility of 281.54%; no assumed dividend yield; an expected life of 1.5 years; and the quoted market price of our common stock on the date the warrants were issued.

    During the quarter ended December 31, 1999, ebaseOne issued 369,400 shares of common stock upon the exercise of warrants and options. Total proceeds were $175,494 for an average exercise price of $.48 per share.

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

               Information After September 30, 1999 is Unaudited

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  RELATED PARTY TRANSACTIONS:

    ebaseOne had a convertible note payable to a stockholder of $20,000 as of September 30, 1997. The note accrued interest at 12% and was due on December 11,1997. This amount was convertible into 38,352 shares, as adjusted for the reverse acquisition. This note and the related accrued interest were converted to 77,222 shares of common stock in January 1998. This advance arose to fund operations. During March 1998, the chairman of the board advanced ebaseOne $15,250 to fund operations. This note was converted into 364,332 shares of common stock in August 1998.

    ebaseOne had unsecured notes payable to the chairman of the board and another stockholder of $32,150 as of September 30, 1998, which accrue interest at 6%. This amount was funded in several advances, which amounts and related accrued interest are due on demand. These advances arose to fund operating expenses. The notes were paid in full by September 30, 1999.

    ebaseOne had an unsecured note payable to a stockholder of $5,000 as of September 30, 1999, which accrues interest at 6% and is due on demand. This note was paid off in the quarter ended December 31, 1999.

    ebaseOne had a note payable to a stockholder of $23,107 as of September 30, 1999. This note was paid off in the quarter ended December 31, 1999.

    ebaseOne's former chief executive officer assigned a warrant to acquire 1,020,000 shares of its common stock at $.125 per share to an attorney for services provided to ebaseOne. The fair value of the warrant was estimated to be zero using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5%; volatility of 50%; no assumed dividend yield; and an expected life of 1.5 years.

8.  INCOME TAXES:

    The tax effect of significant temporary differences representing deferred tax assets and liabilities at September 30, 1998 and 1999, are as follows:


                                                           September 30,
                                           -----------------------------------------
                                                   1998                    1999
                                           -----------------       -----------------

Net operating loss carryforwards                   $ 179,000               $ 874,000
Valuation allowance                                 (179,000)               (874,000)
                                                   ---------               ---------
        Net deferred tax asset                     $       -               $       -
                                                   =========               =========

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

               Information After September 30, 1999 is Unaudited

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.  INCOME TAXES:  (continued)

    The increase in the valuation allowance during fiscal 1999 of $695,000 is the result of additional losses incurred during the year.

    As of September 30, 1999, ebaseOne has net operating loss carryforwards of approximately $2,708,000 which begin to expire in 2009. Future utilization of the net operating loss carryforwards may be limited by changes in the ownership of ebaseOne under section 382 of the Internal Revenue Code.

    The difference between the actual income benefit of zero for fiscal years 1997, 1998 and 1999 and the expected benefit using the statutory income tax rate of 34% results from the 100% valuation allowance on ebaseOne's net operating loss deferred tax asset at each year end.

9.  COMMITMENTS AND CONTINGENCIES:

    Lease Commitments -ebaseOne is obligated under capital leases for equipment which expire on various dates throughout 2003. The carrying value of the leased equipment and related accumulated amortization included in equipment is as follows:

                                                    September 30,
                                    -----------------------------------------
                                            1998                    1999
                                    -----------------       -----------------
Equipment                                     $ 6,241                $ 90,263
Less accumulated amortization                  (1,144)                (11,942)
                                              -------                --------
                                              $ 5,097                $ 78,321
                                              =======                ========

    The future minimum lease payments under ebaseOne's capital leases at September 30, 1999 are as follows:

    Years Ending September 30,
----------------------------------
             2000                                             $ 29,982
             2001                                               27,620
             2002                                               27,620
             2003                                               12,909
                                                              --------
Total                                                           98,131
Less: amount representing interest                             (22,792)
                                                              --------
                                                                75,339
Less current portion                                           (19,319)
                                                              --------
Capital lease obligations, net of current portion             $ 56,020
                                                              ========

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

               Information After September 30, 1999 is Unaudited

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  COMMITMENTS AND CONTINGENCIES:  (continued)

    ebaseOne leases office space and equipment under operating leases which expire on various dates through 2002. Rent expense was $57,000, $118,000 and $160,098 for the years ended September 30, 1997, 1998, and 1999, and $22,600 and $43,900 for the three-month periods ended December 31, 1998 and 1997.

    Future minimum lease payments under noncancellable leases with terms in excess of one year are as follows:

                                                        Operating
      Years Ending September 30,                         Leases
------------------------------------                  ------------
              2000                                     $150,305
              2001                                      140,057
              2002                                       77,464
                                                       --------
                                                       $367,826
                                                       ========

    Contingencies - ebaseOne is involved in two legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on ebaseOne's financial condition or results of operations.

    ebaseOne has agreed to repurchase hardware from a customer and refund software costs. Management estimates the loss to be $60,000 and has accrued that amount in the accompanying financial statements.

10.  MANAGEMENT'S PLANS:

    ebaseOne's losses for the years ended September 30, 1997, 1998 and 1999, and the three-month period ended December 31, 1999 amounted to approximately $225,000, $472,000, $3,459,000 and $2,967,000. As a result of these losses,
    ebaseOne's working capital position and ability to generate sufficient cash flows from operations to meet its operating and capital requirements have deteriorated. These matters raise substantial doubt about ebaseOne's ability to continue as a going concern without additional infusions of equity capital and ultimately achieving profitable operations. ebaseOne is pursuing other sources of financing, but there is no assurance any other source of financing will be available.

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

               Information After September 30, 1999 is Unaudited

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10.  MANAGEMENT'S PLANS:  (continued)

    ebaseOne's losses incurred during the fiscal years ended September 30, 1998 and 1999 and the three-month period ended December 31, 1999 are the result of ebaseOne changing its core business. In October 1996, ebaseOne began developing computer and business software solutions for small and mid-market companies. In September 1998, ebaseOne started to evolve into an application service provider and plans to begin leasing software applications in the fiscal year ended September 30, 2000. The financial statements do not include any adjustments that might result from these uncertainties.

11.  STOCK OPTIONS AND WARRANTS:

    Options - ebaseOne's stock option plan authorizes the grant of options to purchase a maximum of 5,000,000 shares of common stock. The plan provides for the issuance of incentive stock options or non-statutory stock options, as defined by the Internal Revenue Code. The exercise price of incentive stock options must not be less than 100% of the fair market value of the shares of stock on the date the option is granted or the aggregate par value of the shares of stock on the date the option is granted. In the case of any 10% stockholder, the exercise price of incentive stock options shall not be less than 110% of the fair market value of the stock on the date the incentive option is granted. The exercise price of non-statutory options may be any amount equal to or greater than the par value of the shares of stock on the date the option is granted. Vesting terms vary from immediate at date of grant to five years from date of grant. The compensation committee of the board of directors determines the vesting period of each grant. Options have a 10-year life from the date of grant.

    Stock option activity for ebaseOne's stock plan is as follows:

                                                                     Weighted
                                                                      Average
                                         Total Shares                  Price
                                         Under Option                Per Share
                                     -----------------         ------------------
Balance - October 1, 1998                            -                 $        -
    Granted                                    741,700                        .40
    Canceled                                  (275,400)                       .25
    Exercised                                        -                          -
                                              --------
Balance - September 30, 1999                   466,300                       $.49
                                              ========

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

               Information After September 30, 1999 is Unaudited

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11.  STOCK OPTIONS AND WARRANTS:  (continued)

    As of September 30, 1999, stock options to acquire 466,300 shares of common stock have been issued from this plan and are exercisable at option prices ranging from $.25 to $1.00 per share. The weighted average fair market value on the date of grant was $.60 per share, the weighted average remaining contract life of these options is 9.52 years, and the weighted average exercise price is $.49 per share.

    As of September 30, 1999, 100,000 non-qualified stock options have been issued outside the plan and are exercisable at option prices ranging from $2.00 to $4.00 per share. These options had no fair market value on the date of grant. The weighted average contract life of these options is 7.31 years at September 30, 1999, and the weighted average exercise price is $2.10 per share.

    Transactions with regard to these non-qualified stock options are as follows:

                                                                                          Weighted
                                                                                           Average
                                                               Total Shares                 Price
                                                               Under Option               Per Share
                                                           -----------------        ------------------
Balance - October 1, 1996                                                  -                $        -
  Granted                                                             26,000                      1.00
  Canceled                                                                 -                         -
  Exercised                                                                -                         -
                                                                     -------
Balance -September 30, 1997                                           26,000                      1.00
  Granted                                                             74,000                      2.14
  Canceled                                                                 -                         -
  Exercised                                                                -                         -
                                                                     -------
Balance - September 30, 1998                                         100,000                      2.10
  Granted                                                                  -                         -
  Canceled                                                                 -                         -
  Exercised                                                                -                         -
                                                                     -------
Balance - September 30, 1999                                         100,000                      2.10
                                                                     =======


    Warrants - In connection with the merger with Vectron, ebaseOne issued warrants to acquire 191,756 shares of common stock to a financing company, each of which entitles the holder to purchase one share of common stock at an exercise price of $.52 per share at any time before the expiration date of March 31, 2001. Before the merger transaction, Vectron had issued warrants to acquire 1,632,000 shares of common stock, each of which entitles the holder to purchase one share of common stock at an exercise price of $.25 per share at any time prior to the expiration date of September 5, 2001. These warrants were issued in connection with the sale of Vectron common stock before the merger.

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

               Information After September 30, 1999 is Unaudited

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11.  STOCK OPTIONS AND WARRANTS:  (continued)

    ebaseOne issued a warrant to acquire 8,160,000 shares of common stock to ebaseOne's former chief executive officer at an exercise price of $.13 per share at any time prior to the expiration date on April 22, 2004. ebaseOne issued a warrant to acquire 408,000 shares of common stock to ebaseOne's current chief financial officer at an exercise price of $.25 per share at any time prior to the expiration date of April 22, 2004. ebaseOne issued a warrant to acquire 108,000 shares of common stock to the chief executive officer at an exercise price of $.22 per share. The warrant may be exercised at any time prior to expiring at various dates through July 31, 2004. ebaseOne issued a warrant to acquire 45,000 shares of common stock to one individual at an exercise price of $.22 per share at any time prior to expiration. The warrants expire at various times through September 30, 2004.


    Warrants were issued to an investor to purchase 340,909 shares of common stock at an exercise price of $.41 per share at any time prior to August 31, 2002. These warrants were issued in connection with the sale of common stock.

    ebaseOne issued warrants to acquire 6,000,000 shares of common stock to the chief executive officer at an exercise price ranging from $.38 to $1.00 per share vesting monthly over 24 months. The warrants expire August 11, 2004. ebaseOne issued warrants to acquire 4,000,000 shares of common stock to ebaseOne's chief executive officer at an exercise price ranging from $1.50 to $3.00 per share, vesting once certain performance objectives are achieved. The warrants expire August 11, 2006.

    ebaseOne issued a warrant to acquire 1,000,000 shares of common stock to an officer at an exercise price of $2.125 per share, vesting monthly over 24 months. The warrant expires October 2004. During the three-month period ended December 31, 1999, this same officer canceled warrants to acquire 3,000,000 shares of common stock and was issued a warrant to acquire 1,000,000 shares of common stock at an exercise price of $2.125, vesting monthly over 24 months. The warrant expires October 27, 2004.

    ebaseOne issued a warrant on September 29, 1999 in connection with convertible debt in the amount of $99,000. The warrant is exercisable into 99,000 shares of common stock at an exercise price of $.94 per share. The fair value of ebaseOne's common stock was $2.75 on the date of issue. Interest expense of $99,000 was recorded in ebaseOne's financial statements to reflect the beneficial conversion feature of the convertible debt and the beneficial exercise price of the warrant.

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

               Information After September 30, 1999 is Unaudited

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  STOCK OPTIONS AND WARRANTS:  (continued)

    The following table summarizes information about warrants outstanding at September 30, 1999:

                           Options Outstanding                                    Options Exercisable
---------------------------------------------------------------------------  ----------------------------
                                                                 Weighted-
                                       Weighted-                  Average
                                        Average      Weighted-  Fair Market                      Weighted-
     Range of             Number       Remaining      Average     Value on      Number            Average
     Exercise           Outstanding   Contractual    Exercise     Date of     Exercisable        Exercise
      Price             at 9/30/99       Life         Price        Grant       at 9/30/99          Price
------------------    -------------  --------------  --------   -----------  -------------       ---------
$.07 to $.50             15,885,665     3.40 years     $ .23      $ .25        12,135,664            $ .19
$.94                         99,000     2.00             .94       2.75            99,000              .94
$1.00 to $3.00            8,000,000     6.03            1.94        .47            83,333             1.00
                         ----------                                            ----------
                         23,984,665     4.80             .81        .32        12,317,997              .20
                         ==========                                            ==========

    Warrant activity is as follows:

                                                                                           Weighted
                                                                                            Average
                                                                                             Price
                                                              Total Warrants               Per Share
                                                           -----------------         ------------------
Balance - October 1, 1997                                                  -                 $        -
  Granted                                                          4,815,131                        .16
  Canceled                                                                 -                          -
  Exercised                                                                -                          -
                                                                  ----------
Balance - September 30, 1998                                       4,815,131                        .16
  Granted                                                         22,160,909                        .85
  Canceled                                                          (115,053)                       .43
  Exercised                                                       (2,876,322)                       .07
                                                                  ----------
Balance - September 30, 1999                                      23,984,665                        .81
                                                                  ==========

    Compensation expense of $1,313,554 and $1,956,535 has been recognized in fiscal 1999 and during the three-month period ended December 31, 1999 for various options and warrants issued to employees with exercise prices below the fair value of ebaseOne's common stock on the date of grant. Consulting expense of $35,836 has been recognized in fiscal 1999 in connection with a warrant issued to a consultant. Fair value for this warrant was determined based upon the Black-Scholes option pricing model using the following assumptions: risk-free rate of return of 5.5%; volatility of 257.06% to 124.61%; no assumed dividend yield; and an expected life of 1.5 years.

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

               Information After September 30, 1999 is Unaudited

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  STOCK OPTIONS AND WARRANTS:  (continued)

    Statement of Financial Accounting Standards No. 123, entitled Accounting for Stock Based Compensation, encourages but does not require companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on fair value. Fair value is generally determined under an option pricing model using the criteria in SFAS No. 123.


    ebaseOne applies APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. No compensation cost has been recognized in 1999 or 1998 for its stock option plans and warrants issued to employees, except as disclosed in the preceding paragraphs. Had compensation expense for ebaseOne's stock-based compensation plans been determined based on fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, ebaseOne's net loss and loss per common share would have been increased to the pro forma amounts indicated below:

                                                             1997                   1998                   1999
                                                     -----------------      -----------------      -----------------
Net loss
       As reported                                           $(224,652)             $(471,844)           $(3,458,657)
       Pro forma                                              (224,652)              (471,844)            (4,182,458)
Net loss per common share
       As reported                                           $    (.02)             $    (.03)           $      (.13)
     Pro forma                                                    (.02)                  (.03)                  (.16)

    The fair value of each option or warrant granted to employees was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free rates of 5.0% to 5.5%; volatility of 86.76% to 243.05% for 1999; no assumed dividend yield; and expected lives of 1.5 and 2 years.


12.  CONCENTRATIONS OF CREDIT RISK:

    Sales by ebaseOne to one customer, International Exhibition, Inc., were approximately $82,000, or 12.5% of revenues, for the year ended September 30, 1999. Trade receivables from International Exhibition, Inc. amounted to $12,990 at September 30, 1999. No other customer accounted for more than 10% of revenue or trade receivables as of September 30, 1998 and 1999 or for the years ended September 30, 1997, 1998 and 1999.

                             EBASEONE CORPORATION
                      (Previously Prime Net Corporation)

               Information After September 30, 1999 is Unaudited

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  EMPLOYEE BENEFITS:

    In July 1999, ebaseOne established a profit sharing/retirement plan which provides for an employee salary deferral contribution and company contributions. Employees are permitted to contribute a percentage of their compensation as defined by the plan documents. Contributions made by ebaseOne are based on ebaseOne's performance and are at the discretion of the board of directors. As of December 31, 1999, ebaseOne has made no contributions to the plan.

                                458,105 Shares



                              ebaseOne Corporation


                                  Common Stock



                           _________________________


                                   PROSPECTUS

                           _________________________



                           _________________________


                                April 18, 2000


                           _________________________

     You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling security holders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.